COMPANY OVERVIEW

RenaissanceRe Holdings Ltd. was established in 1993 to write catastrophe reinsurance. This form of reinsurance requires us to indemnify our customers (other insurance and reinsurance companies) for their losses from catastrophes, subject to specified limits.

Since its formation, RenaissanceRe has consistently generated market leading returns, representing the value we deliver to our shareholders. We have become one of the largest writers of catastrophe reinsurance, reflecting the value we deliver to our customers. The market recognizes RenaissanceRe as a leader in using sophisticated computer models that simulate the impact of catastrophes on insurance companies. We use our models to construct a superior portfolio of reinsurance, and to advise customers about their catastrophe risks.

Over the past two years, there have been significant dislocations across the worldwide insurance and reinsurance markets - and a substantial increase in the amount of premium that meets our hurdle rate. In response, we substantially increased our premium levels in catastrophe reinsurance, and also in other lines.

Today, our business consists of four components:

1. Catastrophe reinsurance written for our own account. This is our traditional core business.

2. Catastrophe reinsurance written for the account of joint ventures. We have established joint ventures to expand our access to capital and leverage our catastrophe underwriting skill to produce fee income.

3. Specialty reinsurance. We write reinsurance that covers certain classes of business where we believe we have a sound basis for understanding and pricing the risk that we assume; examples include catastrophe exposed workers' compensation and personal accident, aviation, property per risk, surety, finite and terrorism.

4. Individual risk business. This business includes both primary insurance and quota share reinsurance - with the common characteristic being the detailed analysis that we perform of each underlying insurance policy; most of this business is catastrophe exposed.




                               [BAR GRAPH OMITTED]
                              Gross Managed Premium
                                  (In millions)

1998
1999
2000
2001
2002

                                            Specialty Reinsurance Premium
                                            Individual Risk Premium
                                            Joint Venture Cat Premium
                                            Renaissance Reinsurance Cat Premium


                                                                               1
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

TABLE OF CONTENTS


Financial Highlights                                                          3
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Letter to Shareholders                                                        4
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Underwriting Review                                                           8
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Finance                                                                      16
--------------------------------------------------------------------------------

Selected Financial Data                                                      20
--------------------------------------------------------------------------------

Management's Discussion and Analysis                                         21
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Management's Responsibility for Financial Statements                         40
--------------------------------------------------------------------------------

Report of Independent Auditors                                               40
--------------------------------------------------------------------------------

Consolidated Financial Statements                                            41
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements                                   45
--------------------------------------------------------------------------------

Glossary                                                                     60
--------------------------------------------------------------------------------

Directors and Officers                                                       63
--------------------------------------------------------------------------------

Financial and Investor Information                                           64
--------------------------------------------------------------------------------



2
RenaissanceRe Holdings Ltd. | Annual Report 2002

                                                            FINANCIAL HIGHLIGHTS

(In thousands, except per share data)                   2002            2001            2000            1999            1998
--------------------------------------------------------------------------------------------------------------------------------
Gross premiums written                               $1,173,049       $501,321        $433,002        $351,305        $270,460
Operating income available to common shareholders*      365,236        146,270         134,379         119,961         121,547
Net income available to common shareholders             364,814        164,366         127,228         104,241          74,577

Per Common Share Amounts
Operating income* - diluted                          $     5.20       $   2.34        $   2.29        $   1.94        $   1.81
Net income - diluted                                       5.20           2.63            2.17            1.68            1.11
Book value                                                21.39          15.83           11.91           10.17            9.43
Dividends declared                                         0.57           0.53            0.50            0.47            0.40

Operating Ratios
Operating return on average common
        shareholders' equity*                              29.0%          17.8%           21.0%           19.8%           19.2%

Claims and claim expense ratio*                            38.1%          45.0%           40.6%           34.9%           33.1%
Underwriting expense ratio                                 19.0           25.2            28.5            28.1            29.3
--------------------------------------------------------------------------------------------------------------------------------
Combined ratio                                             57.1%          70.2%           69.1%           63.0%           62.4%
--------------------------------------------------------------------------------------------------------------------------------

* Operating income excludes net realized gains (losses) on investments. Operating income and operating ratios also exclude cumulative effect of a change in accounting principle relating to goodwill in 2002, and exclude fourth quarter after-tax charge of $40.1 million relating to Stonington in 1998. (See page 21, Management's Discussion and Analysis for discussion of non-GAAP measures.)


                    Operating Return on Average Common Equity

                               [BAR GRAPH OMITTED]

1998       19.2%
1999       19.8%
2000       21.0%
2001       17.8%
2002       29.0%


                           Book Value per Common Share

                               [BAR GRAPH OMITTED]

1998       $9.43
1999       $10.17
2000       $11.91
2001       $15.83
2002       $21.39


                              Managed Cat Premium*

                               [BAR GRAPH OMITTED]

1998       $198
1999       $284
2000       $397
2001       $442
2002       $739


                  Operating Earnings per Common Share - Diluted

                               [BAR GRAPH OMITTED]

1998       $1.81
1999       $1.94
2000       $2.29
2001       $2.34
2002       $5.20

* The total gross catastrophe reinsurance premium written by Renaissance Reinsurance and joint ventures. Amounts in millions.


                                                                               3
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

LETTER TO SHAREHOLDERS


[PHOTO OMITTED]

JAMES N. STANARD
Chairman of the Board
and Chief Executive Officer


DEAR FELLOW SHAREHOLDER,

2002 was an outstanding year for RenaissanceRe by almost any measure. We continued to expand our leadership in our core property catastrophe reinsurance business and took advantage of opportunities in new areas where our risk management expertise could be leveraged. We more than doubled our managed gross written premiums to over $1.2 billion, and achieved 150% growth in operating profits from the prior year. Our 29% operating return on equity led the industry by a wide margin for the tenth consecutive year.

We attribute this performance to the consistent execution of our strategy and the stability and talent of our management team, together with a little help from the weather, which contributed to an unusually low level of catastrophe losses.

As we enter our tenth year - our eighth as a public company - I am pleased to say we are better positioned than ever. We are the largest and most profitable catastrophe excess reinsurer in the world. We are generating meaningful profits from our individual risk and specialty reinsurance businesses. Our balance sheet remains one of the strongest in the industry (relative to our size), and provides us with a competitive advantage as the "flight to quality" continues in the worldwide reinsurance market. Finally, our reputation for stability, innovation and speed in serving our clients is well established.

Business Environment - Severe Turmoil in the Insurance Markets

The past 18 months have been the most tumultuous for the worldwide insurance industry in my 30 years in the business. In last year's letter to shareholders, I discussed the effects of the September 11th tragedy, corporate scandals and bankruptcies, and adverse loss development that affected the worldwide insurance industry. Since then, continued adverse development on loss reserves, credit issues and steep declines in worldwide equity markets have severely eroded the capital base of many insurers.

Because of our disciplined risk management, RenaissanceRe was not significantly affected by these industry problems, and we are well positioned to grow. By contrast, poor results have forced many competitors to re-evaluate strategies that have proven unsuccessful, resulting in organizational changes, new underwriting standards and exits from various lines of business. In this current market environment, we see many opportunities, and our key challenge is to focus our energies on a few of the best prospects.

Diversification - Leveraging Our Strengths to Create Powerful New Franchises

The makeup of our business has changed significantly over the past several years as a reaction to opportunities presented by the insurance and reinsurance markets. Previously, our superior financial performance was driven almost exclusively by our leadership position in property catastrophe reinsurance. Now, three additional areas are making meaningful contributions to the bottom line:

o We have drawn on our underwriting skill to establish joint ventures from which we generate fee income by managing third party capital in the reinsurance market.

o We have made further use of our knowledge of catastrophe risk by building our individual risk business - which principally assumes commercial insurance exposures that are catastrophe exposed.

o We have grown our specialty reinsurance business to the point where we are seen as a clear market leader


4
RenaissanceRe Holdings Ltd. | Annual Report 2002

                                                                 [PHOTO OMITTED]

                                                             OPERATING COMMITTEE
                                Standing Left to Right: Bill Riker, John Lummis,
                    Sitting Left to Right: Dave Eklund, Jim Stanard, Jay Nichols

     in certain classes of business, and have a growing reputation as a "first call" market in these lines.

As a result of this evolution in our business model, we estimate that less than 50% of our 2002 operating profit came from property catastrophe reinsurance underwriting, compared with over 80% in 1997.

Our development of joint ventures that assume reinsurance is a major extension of our franchise. We have gone from managing just over $99 million of premium for joint ventures in 2001 to managing $261 million in 2002. The growth in 2002 was driven by our success in establishing DaVinci Re Holdings - which was formed in October 2001 and wrote $188 million of premium in 2002. The fee income we generate from managing our joint ventures and other fee producing activities now totals $54 million. Fee income, although it is variable, cannot be negative and therefore does not require any capital to support this business, which is an important factor in our high returns on equity.

In another important development in 2002, the hard market presented us with an ideal window of opportunity to continue to transform our specialty reinsurance and individual risk businesses from small "proof of concept" activities to established market leaders in their respective areas, which contribute meaningfully to our bottom line.

Why should we expand into these new areas when "refocusing on the core business" is the mantra for many competitors? We have been making an underwriting profit in these businesses almost as long as we have written catastrophe reinsurance - specialty reinsurance since 1993 and Glencoe's individual risk operations since 1996. Our rapid growth is not a radical change in our strategy, but rather a reaction to market opportunity.

Corporate Governance

Over the course of our history, we have worked hard to develop a tradition of excellence throughout our business, and that has included excellence in representing our shareholders' interests. Over the last several years, RenaissanceRe's Board was transformed from one led primarily by the private equity investors who helped found our Company (and whose influence was very beneficial to our growth and development), to a fully "mature" Board that reflects our status as a broadly held public entity. During the course of this transformation, RenaissanceRe has already put in place most of the practices that are now being mandated by the regulators in their efforts to enhance practices throughout the business community.

During 2002, our Board of Directors conducted a review of our corporate governance policies and procedures. The Board retained Tillinghast - Towers Perrin and outside counsel to assist it in this review. Partly as a result of this review, we implemented various changes over the course of the year:

o We expanded the mandate of our corporate governance committee, comprised solely of independent directors, to assume responsibility for the nomination of additional directors at appropriate times, and monitor and manage the effectiveness of our Board of Directors.

o We adopted a written corporate governance policy, which summarizes our governance procedures, structures and policies, and outlines the responsibilities of each of our committees. Among other things, the policy formalized our practice of scheduling executive sessions of our non-management directors at each Board meeting.


                                                                               5
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

LETTER TO SHAREHOLDERS

"IN THIS CURRENT MARKET ENVIRONMENT, WE SEE MANY OPPORTUNITIES, AND OUR KEY CHALLENGE IS TO FOCUS OUR ENERGIES ON A FEW OF THE BEST PROSPECTS."



o Our Board reviewed and determined that each of our non-management directors satisfied the standards of "independence" as defined under both the current and pending New York Stock Exchange rules.

o We expanded the mandate of our Investment Committee (accordingly recast as our Investment and Risk Management Committee) to include the review of insurance liabilities and other financial risk matters.

We plan to continue to develop our corporate governance policies and procedures to seek to keep pace with our rapidly evolving business.


Management Team - Formation of the Operating Committee

If there is a single key to our record of success over the past several years, it is the quality of our management team. I believe that our top management team is the best in the reinsurance business, and is deeper in talent than is generally recognized. We have 20 senior officers, each of whom has embraced the RenaissanceRe culture, and are the most critical factors in driving the growth in our business.

As an organization, we value clarity and simplicity: there should be no confusion as to who is accountable for each decision and activity. Having worked together collaboratively for many years, we can make decisions quickly and this has developed into an important competitive advantage, since we are known in the market as an organization that can effectively execute complex transactions very quickly. Finally, we do not work in organizational silos. Every significant risk-taking decision is viewed by "multiple pairs of eyes."

As we are growing into several operations in several different locations, we have recognized the need to adapt our management procedures. This year we established an "Operating Committee" of our five top executives: Bill Riker, Chief Operating Officer and President; Dave Eklund, President, Renaissance Reinsurance; John Lummis, Chief Financial Officer; Jay Nichols, President, Renaissance Underwriting Managers; and myself. This group approves all major decisions, and we place great trust in each other's judgment, and on clear and complete communication among the group.

Financial Measures - Charting RenaissanceRe's Performance

We judge the performance and financial health of our Company by continuously reviewing a number of financial measures. The most fundamental one, in my judgment, is growth in tangible book value per share (plus dividends): for each share of stock, how much "real money" - excluding soft assets such as goodwill and tax loss carryforwards - has been either accumulated in the Company or transferred to the shareholder over time. This is a measure that we manage to both in the short run and in the long run. This is how I look at the value of my own shareholding in the Company, which represents the majority of my personal net worth. A business is usually most successful in accomplishing what it is focusing on, and in this case, we have been very successful. Since the end of 1995, the year of our IPO, through the end of 2002, we have produced a compounded annual growth rate in tangible book value per share of 19%. I do not believe that any other public company in the insurance or reinsurance industry has matched our record of growth in tangible book value per share over the same period.

6
RenaissanceRe Holdings Ltd. | Annual Report 2002

A second measure, less important, but still meaningful, is growth in operating earnings per share. In a cyclical business it would be a serious mistake to focus exclusively on this measure in the short run. When prices in the insurance markets decline, RenaissanceRe will turn down under-priced business and let the top line fall (as we did in the last soft market of 1996-1998). However, over the course of cycles, measuring earnings from peak to peak, or average growth over long periods, we should be able to deliver surprisingly good growth. Our track record from 1995 through 2002 represents a compounded annual growth rate of 13% - which includes periods of relatively modest growth, as well as periods of explosive growth such as the past two years.

Of course, all shareholders want to see the stock price appreciate, but as an investor who expects to be an owner for the long run, I do not worry about the short-term swings in valuation. I believe that valuation will take care of itself if we continue to achieve strong growth in tangible book value per share.

Challenges for 2003

The turmoil in the insurance market means that there will be many more opportunities available to us than we can hope to realize. We will balance our desire for growth in this environment with the discipline and focus that have enabled us to deliver superior performance for shareholders over the course of our history.

Our main priorities for 2003 are to:

1. Continue to build RenaissanceRe's position as the world's leading property catastrophe reinsurance market;

2.   Continue to meet or exceed our joint venture partners' expectations;

3. Continue to build our specialty reinsurance and individual risk businesses into sustainable franchises;

4. Successfully enter a small number of additional business business segments, probably through startup, purchase of renewal rights and/or joint ventures; and

5. Develop our management talent and organizational structure to maintain our entrepreneurial culture as our business and financial scale expand.

As always, we greatly appreciate your continued support of RenaissanceRe.

Thank you.


/s/ James N. Stanard

JAMES N. STANARD
Chairman of the Board
Chief Executive Officer
RenaissanceRe Holdings Ltd.

                                                                               7
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

UNDERWRITING REVIEW


[PHOTO OMITTED]
UNDERWRITING
Standing Left to Right: Ross Curtis, Bill Jagaer, Russell Smith,
Rebecca Roberts
Sitting Left to Right: Mike Cash, Kevin O'Donnell, Jonathan
Paradine

REINSURANCE

Catastrophe Reinsurance

Renaissance is one of the largest writers of catastrophe reinsurance in the world, with an estimated market share of over 10%. Our business has achieved exceptional growth, with managed catastrophe premium increasing from $442 million in 2001 to $739 million in 2002. Renaissance achieved this growth by being the market of choice for many reinsurance buyers and brokers, as evidenced by our number one position in Flaspohler Research Group's July 2002 Broker Market Opportunities Survey. Our "best overall" score in this survey indicated that Renaissance was the highest rated, best overall reinsurer in 2002. Renaissance was also voted the best lead market for new coverages in per occurrence excess property catastrophe lines.

Value Added

While outsiders often view catastrophe reinsurance as a commodity, we have proven our ability to differentiate our product in a number of ways:

o Advisory services. We carry client service to a higher level by consulting with clients on their catastrophe risk management questions, and routinely conducting seminars for clients on catastrophe risk.

o Customized products. Although catastrophe reinsurance is often offered with standard contract terms, we focus on designing customized products to fit specific client needs. Proprietary technologies and systems allow us to show brokers and clients alternative transaction structures and related pricing to help them make more effective risk management decisions.

o Consistent pricing. Renaissance prices its coverage based on the underlying risk exposures of a client. In a "soft" market environment, some have suggested that we are "too expensive." In a "hard" market environment, some have suggested that we are "too cheap." The reality is that we approach pricing consistently across market conditions, and our clients appreciate the predictability of our decision-making.

o Pricing validation. Our reputation as the premier underwriter of catastrophe risk enables us to attract quality participants to open market reinsurance programs in which we are the lead underwriter. If Renaissance is leading a program, clients can expect that it will be successfully completed.

o Capacity for large lines. Because of our confidence in our risk selection, together with the multiple balance sheets that we manage (Renaissance Reinsurance, DaVinci Re and Top Layer Re), we have the ability to provide large limits to clients.

o Credit quality. Renaissance Reinsurance, DaVinci Re and Top Layer Re each have high credit ratings. Because of our success in managing through large loss years with profits, while most of the rest of the industry had substantial losses, we are recognized for our risk management skills, and seen as a partner that can be trusted, even more than the ratings would suggest.

8
RenaissanceRe Holdings Ltd. | Annual Report 2002

                 [PHOTO OMITTED]
                 RENAISSANCERE OF EUROPE
                 Standing Left to Right: Robin Lang, Bryan Dalton, Deidre Doyle, James Burnett-Herkes
                 Sitting Left to Right: John Gill, Ian Branagan, Richard Emslie, John-Paul O'Leary

Given the value that we add, clients reward us with a greater amount of high quality business. We are often able to obtain larger participations on "open market" business, for which many reinsurers compete. We are also invited to participate in business that is not presented to the open market. We estimate as much as 30% of our total catastrophe premium comes from these private transactions.

2002: Superior Performance in a Year of Light Cat Activity

For 2002, total catastrophe losses to the worldwide insurance industry are estimated at approximately $13.5 billion; by contrast, using our simulation model, which includes both low loss years and high loss years, we estimate an average loss year for the industry worldwide to be $34 billion. We estimate that our 2002 profits included approximately $70 million of benefit from the low catastrophe loss activity during the year, versus a year of "normal" losses. While we were again the top performer among our peers in 2002, both in terms of underwriting and return on equity, we are even prouder of our performance in more challenging years, such as the high catastrophe years of 2001 and 1999, when our out-performance was even more pronounced.

2003: A Market for Skilled Underwriters

We view the current catastrophe market as one that plays to our strengths. Despite the large price increases that followed the September 11th tragedy, there continues to be wide disparity in the quality and pricing of business in the catastrophe marketplace. Although we are confident in the quality of our own book, which is priced to acceptable returns, we estimate that over 50% of the business written in the overall market is priced to a negative or low return.

In light of the wide disparity in catastrophe market pricing, we believe skillful underwriting and risk assessment remain critical to success. For example, even as recently as 2002, some companies learned of the inadequacy of their understanding of flood risk in Europe. Similarly, contract terms - particularly how contracts deal with issues such as terrorism - are very important, and we have been an industry leader in developing new contract terms. While good modeling has been one key to our success, our emphasis on clarity in contract terms has also been a significant contributor.

Specialty Reinsurance

During the year, we achieved dramatic growth in our specialty reinsurance business line, booking $247 million of written premium in 2002 compared with $78 million in 2001. This premium was generated from 82 programs, primarily focused on catastrophe-exposed workers' compensation and personal accident, aviation, property per risk, surety, finite and terrorism.

Business Focus

Our approach to specialty reinsurance has been grounded in our disciplined underwriting: we seek to leverage the capabilities we have developed in our core business to select specialty areas. We do not aspire to be "all things to all people." Instead, we focus on a relatively small number of transactions, the terms of which generally bear the following features:

o Expected margins in any class of business must be clearly positive, and result in an acceptable return;

o    The risk can be analyzed quantitatively;

o    The "worst case" exposure of the risk is limited;


                                                                               9
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

UNDERWRITING REVIEW


[PHOTO OMITTED]
UNDERWRITING SUPPORT
Standing Left to Right: Georgina Trott, Stephanie Slayton,
Tina Caton, Giselle Baksh
Sitting Left to Right: Josie Smith, Abigail Saunders, Maria Bento


o For each class of risk, we can generate significant premium from a relatively small number of transactions, and influence terms and conditions;

o    There is low claims frequency; and

o    The classes of risk present us with sustainable business.

There are various classes of business that satisfy these criteria, but many that do not. As a result, we remain selective, though poised to expand further in a market environment where terms and conditions continue to improve.

Growing a Franchise

We have begun to establish a significant market presence and an important new franchise for Renaissance in certain specialty areas. For example, we have become the market leader in writing high layer, catastrophe-exposed workers' compensation reinsurance. As in our core catastrophe reinsurance business, we have become widely respected for the modeling capabilities and other strengths we bring to this segment, and we view this business as an important long-term addition. In other specialty classes of business, it is too soon to judge the longevity of our market presence, though we believe that Renaissance is positioned to become a "first call" market across other lines of reinsurance.

In order to define the risk profile of each line of specialty reinsurance, we establish probability distributions and assess the correlations with the rest of our portfolio. In lines with catastrophe risk, such as workers' compensation, we are leveraging directly off our skill in modeling for our core business, and it is important to understand the correlations between these lines and our core catastrophe reinsurance portfolio. For other classes of business, which have little or no natural catastrophe exposure, and hence have significantly less correlation with our core catastrophe reinsurance business, probability distributions are derived from a variety of underlying information, including recent historical experience, but with the application of judgment as appropriate. The nature of some of these businesses lends itself less to the scientific analysis that we use on the catastrophe book, reflecting both the nature of available exposure information, and also the impact of human factors. We believe that we benefit from having probability distributions to represent the underlying risks so that we can make consistent underwriting decisions, and manage our total risk portfolio. Overall we seek conservative representations of the risks.

Outlook for 2003

Since September 11th, 2001, prices have increased across virtually all specialty classes of reinsurance. At the same time, for some classes, and even for certain business within profitable classes, pricing remains below that required for an acceptable return. In this environment, underwriting skill will continue to be critical to ensure the quality of our book. We remain focused on identifying and writing business that will enable us to achieve better-than-market-average results. We believe that we have good prospects for further growth in 2003.

Specialty Reinsurance Premium

[BAR GRAPH OMITTED]

2000  $ 37.7
2001  $ 77.5
2002  $247.0



10
RenaissanceRe Holdings Ltd. | Annual Report 2002

                        [PHOTO OMITTED]
                        STRUCTURED PRODUCTS
                        Standing Left to Right: Laurie Orchard, Larry Richardson Sitting Left to Right: Paul Kaplan, Sean Moore

Structured Products

Of the $739 million of managed catastrophe premium that we wrote in 2002, $261 million was written in our joint ventures, managed by our Structured Products Group. This compares with $99 million of premium written in our joint ventures in 2001. The rapid growth in 2002 reflects the effectiveness of our Structured Products Group in establishing DaVinci Reinsurance as a significant market in its first full year of operation. In addition, Structured Products was involved in ceded reinsurance transactions with over $70 million of ceded premium. In total for 2002, our Structured Products Group was responsible for $54 million of fee income, and $52 million of equity pick-up from the joint ventures in which we have invested.

Joint Ventures

At the core of our Structured Products Group is the management of our joint venture relationships. Our largest joint ventures are DaVinci Reinsurance and Top Layer Re. While these joint ventures differ in their details, the broad theme is the same: significant private investors seek access to the superior underwriting skill of Renaissance, and invest in special purpose companies that are managed and operated by our Structured Products Group.

The advantages to investors in the joint ventures are:

o Immediate access to the superior catastrophe reinsurance underwriting skill of Renaissance, with the same underwriters for our joint ventures as for Renaissance itself;

o Entrance and exit at book value, resulting in financial returns that are primarily dependent upon catastrophe risk experience;

o Diversification benefit for those investors who do not have catastrophe risk exposures;

o Financial returns, net of fees, which on a modeled-expected basis exceed the returns of the average catastrophe reinsurance portfolio, as well as many other investment opportunities.

The advantages to RenaissanceRe from these joint ventures are:

o    An additional source of capital;

o    An additional balance sheet for our customers;

o A vehicle whose capital can be readily managed up or down in response to reinsurance market conditions, independent of public equity market conditions; and

o    A source of fee income.

Our Structured Products Group has both strong deal-oriented skills and operational expertise to ensure that the joint venture operations are integrated into our overall operations.


                                                                              11
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

UNDERWRITING REVIEW

------------------------------------------------------------------------------------------------------------------------------
PRINCIPAL REINSURANCE UNDERWRITING VEHICLES

                                                                                                            Capital at
                                      Business                   Ownership              Ratings         December 31, 2002
Renaissance Reinsurance Ltd.      Property Cat and          100% RenaissanceRe      S&P "A+"            $1.1 Billion
                                  other short-tail lines    Holdings Ltd.           A.M. Best "A+"
                                                                                    Moody's "A1"

Top Layer Reinsurance Ltd.        High Layer Non-U.S.       50% State Farm          S&P "AA"            $100 Million (plus
                                  Property Cat              Mutual Automobile       A.M. Best "A+"      $3.9 Billion stop-
                                                            Insurance Company,                          loss protection from
                                                            50% RenaissanceRe                           State Farm)
                                                            Holdings Ltd.

DaVinci Reinsurance Ltd.          Property Cat and          50% State Farm,         S&P "A"             $585 Million
                                  other short-tail lines    25% RenaissanceRe,      A.M. Best "A"
                                                            12.5% Max Re,
                                                            12.5% other investors
------------------------------------------------------------------------------------------------------------------------------

Ceded and Assumed Reinsurance

Our Structured Products Group has created new ceded reinsurance structures through which Renaissance cedes a participation in its catastrophe portfolio to stable, long-term partners. One of the unique products resembles a quota share, but is highly customized and is written with the underlying results tied to Renaissance's underwriting year loss ratio. Transactions are tailored to each client's particular needs and risk tolerance, based upon a pre-agreed formula. RenaissanceRe receives an override and profit commission based on the results of the portfolio, and has the ability to reduce or eliminate any overlap in exposure between the clients' portfolios and the Renaissance portfolio. These structures provide additional sources of flexible capital, augment our traditional reinsurance purchases, and contribute to our total fee income.

Our Structured Products Group is also active in executing structured transactions to assume risk, such as catastrophe linked securities. With our proprietary REMS(C) system, we can successfully model these risks and accurately determine which bonds have favorable risk/return profiles.

Strategic Investments

The Structured Products Group assists in analyzing and executing on various strategic investments. In 2002, we made an equity investment in Platinum Underwriters Holdings, Ltd. and also agreed to advise Platinum on catastrophe risk management. We currently own 9.2% of the equity in Platinum, plus warrants to purchase 2.5 million additional shares. We will receive an annual fee for advice on Platinum's property catastrophe portfolio and this investment will provide us with a window on the hardening casualty market.

Outlook for 2003

For 2003, we expect to be very active across the full range of Structured Product activities. Joint venture premium is expected to grow, as are structured assumed and ceded reinsurance transactions. In addition, we continue to explore various strategic investments and additional joint venture opportunities, particularly for classes of risk that are not correlated with catastrophe risk.


12
RenaissanceRe Holdings Ltd. | Annual Report 2002

                        [PHOTO OMITTED]
                        INDIVIDUAL RISK
                        Standing Left to Right: Craig Tillman, Peter Montpelier, Bill Ashley, Nancy Spurling, Maggie Situ
                        Sitting Left to Right: Nikki Riker, Terry Faulkenberry, Patricia Hendrickson, Dionne Burrows

INDIVIDUAL RISK

Like our Reinsurance segment, our Individual Risk segment has achieved remarkable growth. Gross written premium rose to $260 million in 2002 from $50 million in 2001. Most of the business that we write is commercial insurance (or quota share reinsurance) that is catastrophe-exposed, which enables us to leverage our core catastrophe underwriting and management skills.

Dramatic Improvement in the Price Environment

Since the September 11th tragedy, the commercial property insurance market has seen substantial price increases, in many cases over 100%, coupled with reduced coverage. There has been an increased recognition of catastrophe risk, and a diminished supply of capacity. Before this change in the price environment, we generally did not find the commercial property insurance market to be adequately priced; following September 11th, the market began to meet our hurdle rate.

Unique Approach to the Business

We have taken a unique approach to our Individual Risk business; in fact, the very concept of Individual Risk is unique, as we have combined the management of primary insurance written directly for our subsidiary insurance companies, together with quota share reinsurance that we write behind other, unaffiliated primary insurance companies. Because quota share reinsurance has a similar financial risk profile to primary insurance, and each calls for a detailed understanding of the underlying policies, we group the two together. Each individual policy - with relatively small individual exposures - is evaluated, and the originator of the risk must manage, at a micro level, the construction of a well-priced, balanced portfolio. (By contrast, our reinsurance business is oriented around the analysis of existing portfolios of risks, and assessing the appropriate pricing of large limit excess of loss reinsurance).

Our approach to Individual Risk business is also different from many in the industry in that we are using external resources for many key functions. While we view catastrophe risk underwriting as central to our value added - and perform all of the catastrophe related underwriting and risk management, we are extensively using outside resources to perform such functions as underwriting of non-catastrophe risks, policy processing, premium accounting, and claims handling. In turn, we have built an audit team to monitor and manage the performance of these functions.


                                                                              13
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

UNDERWRITING REVIEW




[PHOTO OMITTED]
INFORMATION TECHNOLOGY
Standing Left to Right: Dale Woods, Kenneth Lamb, Dion Tucker
Sitting Left to Right: Shalanda Durrant, John Wineinger,
Lloyd Holder


Origination

The Individual Risk business we write comes to us from three distribution channels:

1. Brokers. We write primary insurance through brokers on a risk-by-risk basis; all underwriting and back-office functions for this business is based in our offices in Bermuda while claims handling is outsourced.

2. Program Managers. We also write primary insurance through a small number of high quality, specialized program managers, who produce business under well defined underwriting guidelines, and provide most of the back-office functions.

3. Quota Share Reinsurance. We write quota share reinsurance, with primary insurers who, similar to our program managers, provide most of the back-office functions. The underwriting responsibility is divided between us, focusing on catastrophe risk, and the primary insurer, focusing on other classes of risk.

We have a full set of corporate vehicles to support our growth in Individual Risk. To date we have predominantly used our Glencoe subsidiary as our vehicle for Individual Risk business. Glencoe, which is a Bermuda-based company, is permitted to write on an excess and surplus lines basis in 51 U.S. jurisdictions. Going forward, we also expect to use two other vehicles:
Stonington, which is a Texas-based company permitted to write on an "admitted" basis in 50 U.S. jurisdictions; and Lantana, which is a Bermuda-based company permitted to write business on an excess and surplus lines basis in 41 U.S. jurisdictions. Both Stonington and Lantana are intended to write business on a taxable basis in the U.S., recognizing that some of our new activities may call for a larger U.S. presence.

Outlook for 2003

After the substantial price increases for catastrophe exposed commercial insurance in 2002, we expect the rate of price increases to slow in 2003. For this business, we continue to expect premium growth, which will be generated predominantly by adding new programs (as distinguished from further price increases on the existing book). With the rapid growth of our Individual Risk business, we remain focused on developing our staff to support the growth; we have over 29 employees engaged in this business, and expect to further grow our staff over the course of 2003.


Individual Risk Premium

[BAR GRAPH OMITTED]

2000  $ 50.3
2001  $ 49.9
2002  $260.4


14
RenaissanceRe Holdings Ltd. | Annual Report 2002

                        [PHOTO OMITTED]
                        MARKETING AND HUMAN RESOURCES
                        Standing Left to Right: Vanessa Perreira, Fawn Burgess, Wanda Richardson
                        Sitting Left to Right: Michelle Rafferty, Talitta Tucker


OPERATIONS SUPPORT

Superior systems and effective operational support are critical to the RenaissanceRe business model. In particular, our Information Technology Team has continued to provide excellent day-to-day support while pursuing strategic projects to position the Company to operate more effectively in the future.

Achievements over the past year included:

o Completion of significant upgrades to our REMS(C) model by adding a module to increase our testing of low probability catastrophe events.

o Creation of an initial model of terrorism. While this model is still subject to further development, it does allow us to manage against concentrations within geographic zones, and to consistently compare and rank reinsurance transactions that are exposed to terrorism risk.

o Implementation of TRAC(C), a new underwriting tool aimed at improving primary insurance customers' understanding of catastrophe risk.

o A full audit of our systems and our capacity to manage disasters that would shut down any of our locations.

Various other operations support teams have also been important to our success over the past year:

o Our Underwriting Support Team is responsible for managing the back-office of our reinsurance operations, including contract processing, premium accounting and claims. Over the past year, this team successfully executed an expansion of our joint venture relations to include DaVinci, and the expansion into specialty reinsurance.

o Our Marketing Team is responsible for coordinating our contacts with brokers and customers, and our growth over the past year has been a function of the relationships that have developed from our focused marketing efforts.

o Our Human Resources Team oversees the management of our Company's most important asset - its people.


                                                                              15
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

FINANCE



[PHOTO OMITTED]
FINANCE
Standing Left to Right: Steve Weinstein, Preston Hutchings,
Todd Fonner, Susan Holland, Jenny Swan
Sitting Left to Right: Alana Smith, Diana Davies, Marty Merritt,
Helen James

CAPITAL MANAGEMENT

While underwriting profit and reliable investment returns are critical in generating returns under our business model, effectively managing our capital base is the other essential factor. For 2002, our 29% return on equity reflects not only success in our operations, but also the "right size" of our capital base. Even excluding our estimated $70 million benefit from the light catastrophe experience in 2002, our return on equity would have been 24%, demonstrating the effective deployment of our capital in a positive reinsurance market environment.

This return on equity is especially impressive given the $827 million of capital that we raised in 2001: $233 million of common equity; $145 million of perpetual preferred; $149 million in senior notes; and $300 million of equity invested by outside investors in DaVinci. We raised most of this capital in the aftermath of September 11th, essentially making the judgment that this capital could be deployed through organic growth of our business. With the benefit of hindsight, this judgment proved correct: using the proceeds of the 2001 capital transactions, we increased the capital of each of our operating subsidiaries, and then dramatically increased our premium volume, growing premium by over $259 million in Renaissance, $224 million in Glencoe, and $188 million in DaVinci (comparing 2002 with 2001).

For 2002, our biggest capital raising "event" was the strong operating performance of our Company, which generated $365 million in net income. By the end of 2002, we had deployed additional capital in our operations: we increased the capital of Renaissance Reinsurance by $300 million to $1.1 billion; we increased the capital of Glencoe by $123 million to $325 million; we invested $84 million in Platinum Underwriters Holdings, Ltd.

As we look forward to 2003, we remain optimistic about the prospects for our business, and retain a bias towards having some excess capital so that we have the flexibility to pursue new business opportunities. To this end, in the first quarter of 2003, we raised $99 million in a senior notes offering and $97 million in a perpetual preferred offering, which will supplement the significant capital growth from earnings that we expect for the year.

To gauge the level of risk in our capital structure, we have a proprietary risk management system that evaluates the probability of default and expected loss for each component of our capital. Our objective is to test that risk levels are consistent with indicated ratings. Our high returns on equity are not a function of exposing our creditors to excessive risk. Recognizing this, we have strong financial strength ratings and debt ratings from the various credit rating agencies as shown below.

--------------------------------------------------------------------------------
                                        A.M.                     Standard
                                        Best      Moody's        & Poor's
   RenaissanceRe Holdings Ltd.
   ---------------------------------------------------------------------------
     Senior Debt                         a          A3               A-
     Perpetual Preferred                bbb        Baa2             BBB
     Trust Preferred                    bbb        Baa1             BBB

   RenaissanceRe Reinsurance Ltd.
   ---------------------------------------------------------------------------
     Financial Strength                  A+         A1               A+

   Top Layer Reinsurance Ltd.
   ---------------------------------------------------------------------------
     Financial Strength                  A+                          AA

   Glencoe Insurance Ltd.
   ---------------------------------------------------------------------------
     Financial Strength                  A

   DaVinci Reinsurance Ltd.
   ---------------------------------------------------------------------------
     Financial Strength                  A                           A
--------------------------------------------------------------------------------


16
RenaissanceRe Holdings Ltd. | Annual Report 2002

                                                INVESTMENTS AND CASH BY CATEGORY
--------------------------------------------------------------------------------
At December 31, 2002


                               [PIE CHART OMITTED]

Cash and Cash Equivalents                            3%
Other                                                8%
Short-Term Investments                              18%
Emerging markets and High Yield Debt (1)             6%
Sovereign and Supranational (Aaa/Aa)                11%
U.S. Treasuries and Agencies (Aaa)                  21%
Investment Grade Corporates (1)                     14%
Mortgage Backed Securities (1) (Aaa)                 9%
Asset Backed Securities (Aaa)                       10%

(1) Represents securities which are externally managed; a portion of Investment Grade Corporates are also externally managed.
--------------------------------------------------------------------------------

INVESTMENTS

Performance

In aggregate, the investment portfolio of RenaissanceRe returned 7.6% for 2002 with out-performance across all components of our fixed income portfolio offset somewhat by a) an overweight position in cash and equivalent, and b) weak performance in alternative assets. The fixed income portfolio returned 8.9% for the year. By avoiding most of the year's notable credit problems, all components of the fixed income portfolio outperformed their benchmarks - some by very substantial amounts. In particular, the non-investment grade portion (approximately $220 million at December 31) performed exceptionally well, returning 8.6% for the year, well above the 1.9% lost by the Merrill Lynch High Yield Index.

We chose to have a larger than target allocation to short term investments - reflecting our substantial operating cash flows and our concern about the potential for an increase in interest rates. The short-term investment portion of the Company's portfolio returned 2.0%, which was greater than the average 3-Month LIBOR rate for the year. Only our small alternative asset portfolio ($96 million at December 31, 2002), which began to expand its hedge fund allocation in mid-year, provided a less than satisfactory return; the 0.9% generated by the portfolio was in line with relevant indices.

Portfolio Risk and Duration

Because most of RenaissanceRe's reinsurance business is short-tail in nature, our liability portfolio does not require a particular portfolio duration. Rather, we manage the portfolio's duration - and allocate amongst asset classes
- in order to deliver an attractive return with limited risk. In fact, for the three years ending December 31, 2002 our portfolio delivered approximately 90% of the return of the widely followed Lehman Brother U.S. Aggregate Index - but with only 60% of the monthly variability of returns. By managing interest rate and credit risk in this way, we can: a) provide our clients with the security that comes from knowing that we have a high quality investment portfolio, with limited risks; and b) help to provide our shareholders with annual appreciation in book value per share. As a consequence of this approach to portfolio management, and because interest rates have fallen to historically low levels, our portfolio's effective duration stood at 2.25 years at year end - as opposed to our "theoretical" target of 2.75 - 3.00 years. Until interest rates rise appreciably, we are likely to maintain this duration posture and to remain overweight in the short-term investment category of our portfolio.


                                                                              17
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

FINANCE






Administration

RenaissanceRe is responsible for managing the investment portfolios of its wholly-owned companies as well as those of its partly-owned joint venture affiliates. Most of these portfolios are also consolidated on our balance sheet. So, although the total of these managed portfolios amounted to the $3 billion shown in the accompanying financial statements, RenaissanceRe's effective "economic interest" in these portfolios was approximately $2.4 billion at year-end - and smaller still if only the wholly-owned companies are considered. These various portfolios have slightly varied investment objectives - but they all share a strong focus on liquidity, high average credit quality and short duration (relative to many insurance company portfolios).

To deal with the administrative challenges of managing multiple portfolios, and to fulfill its fiduciary responsibilities to its joint-venture partners, RenaissanceRe formed an internal mutual fund in mid-2002. Because substantially all internally managed assets are invested in this fund, Renaissance Investment Holdings Ltd., RenaissanceRe and its affiliates receive identical returns on the portions of their portfolios having identical objectives. The fund, which is rated AAA-f by Standard & Poor's, consists of Treasuries, U.S. Government agencies, highly-rated sovereigns, supranationals, asset backed securities and corporate obligations. Approximately 85% of the portfolio is rated Aaa/AAA and the balance Aa/AA. Together with our banks and custodian, we have structured an innovative secured credit facility that enables the RenaissanceRe companies and affiliates investing in our fund to use their shares in this internal mutual fund as collateral to support the letters of credit that those companies and affiliates are frequently required to post.



18
RenaissanceRe Holdings Ltd. | Annual Report 2002

FINANCIAL INFORMATION
RenaissanceRe Holdings Ltd. and Subsidiaries


TABLE OF CONTENTS: FINANCIAL INFORMATION

Selected Financial Data                                                     20
-------------------------------------------------------------------------------

Management's Discussion and Analysis                                        21
-------------------------------------------------------------------------------

Management's Responsibility for Financial Statements                        40
-------------------------------------------------------------------------------

Report of Independent Auditors                                              40
-------------------------------------------------------------------------------

Consolidated Balance Sheets                                                 41
-------------------------------------------------------------------------------

Consolidated Statements of Income                                           42
-------------------------------------------------------------------------------

Consolidated Statements of Changes in Shareholders' Equity                  43
-------------------------------------------------------------------------------

Consolidated Statements of Cash Flows                                       44
-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements                                  45
-------------------------------------------------------------------------------

Glossary                                                                    60
-------------------------------------------------------------------------------

Directors and Officers                                                      63
-------------------------------------------------------------------------------

Financial and Investor Information                                          64
-------------------------------------------------------------------------------



                                                                              19
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

SELECTED FINANCIAL DATA


(amounts in thousands, except per share data)                2002            2001          2000          1999          1998
--------------------------------------------------------------------------------------------------------------------------------
Income Statement Data
Gross premiums written                                    $1,173,049      $  501,321    $  433,002    $  351,305    $  270,460
Net premiums written                                         923,711         339,547       293,303       213,513       195,019
Net premiums earned                                          760,905         333,065       267,681       221,117       204,947
Net investment income                                        104,098          75,156        77,868        60,334        52,834
Claims and claim expenses incurred                           289,525         149,917       108,604        77,141       112,752
Acquisition costs                                             95,644          45,359        38,530        25,500        26,506
Operational expenses                                          49,159          38,603        37,954        36,768        34,525
Net income available to common shareholders                  364,814         164,366       127,228       104,241        74,577
Earnings per common share - diluted                             5.20            2.63          2.17          1.68          1.11
Dividends per common share                                      0.57            0.53          0.50          0.47          0.40

Weighted average common shares outstanding                    70,211          62,391        58,728        61,884        67,284
--------------------------------------------------------------------------------------------------------------------------------

                                                                                     At December 31,
(amounts in thousands)                                       2002            2001          2000          1999          1998
--------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Total investments and cash                                $3,128,879      $2,194,430    $1,082,046    $1,059,790    $  942,309
Total assets                                               3,745,736       2,643,652     1,468,989     1,617,243     1,356,164
Reserve for claims and claim expenses                        804,795         572,877       403,611       478,601       298,829
Reserve for unearned premiums                                331,985         125,053       112,541        98,386        94,466
Debt                                                         275,000         183,500        50,000       250,000       100,000
Capital securities (1)                                        84,630          87,630        87,630        89,630       100,000
Minority interest - DaVinci (2)                              363,546         274,951            --            --            --
Total shareholders' equity                                 1,642,035       1,225,024       700,818       600,329       612,232
Total shareholders' equity attributable
        to common shareholders                             1,492,035       1,075,024       700,818       600,329       612,232
Common shares outstanding                                     69,750          67,893        58,863        59,058        64,938
--------------------------------------------------------------------------------------------------------------------------------


(amounts in thousands, except per share data)                2002 (4)        2001          2000          1999          1998 (5)
--------------------------------------------------------------------------------------------------------------------------------
Operating Ratios and other non-GAAP measures
Operating income to common shareholders (3)               $  365,236      $  146,270    $  134,379    $  119,961    $  121,547
Operating earnings per common share - diluted                   5.20            2.34          2.29          1.94          1.81
Operating return on average common
        shareholders' equity                                    29.0%           17.8%         21.0%         19.8%         19.2%

Claims and claim expense ratio                                  38.1%           45.0%         40.6%         34.9%         33.1%
Underwriting expense ratio                                      19.0            25.2          28.5          28.1          29.3
--------------------------------------------------------------------------------------------------------------------------------
Combined ratio                                                  57.1%           70.2%         69.1%         63.0%         62.4%
--------------------------------------------------------------------------------------------------------------------------------

Book value per common share                               $    21.39      $    15.83    $    11.91    $    10.17    $     9.43
--------------------------------------------------------------------------------------------------------------------------------

(1) Company obligated mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures of RenaissanceRe.
(2) Interests of external parties in respect of net income and shareholders' equity of DaVinciRe Holdings Ltd.
(3) Operating income excludes net realized gains or losses on investments. (See page 21, Management's Discussion and Analysis for discussion of non-GAAP measures)
(4) Operating income, operating earnings per common share - diluted and operating return on average common shareholders' equity for 2002 also exclude the cumulative effect of a change in accounting principle.
(5) For 1998, operating income available to common shareholders, operating earnings per common share - diluted, the claims and claim expense ratio, the underwriting expense ratio, the combined ratio and the operating return on average shareholders' equity also exclude the impact of an after tax charge of $40.1 million taken in the fourth quarter of 1998 related to our subsidiary, Stonington. Including the charge related to Stonington for 1998, operating income available to common shareholders, operating earnings per common share - diluted, the claims and claim expense ratio, the underwriting expense ratio, the combined ratio and the operating return on average shareholders' equity would have been $81.5 million, $3.63, 55.0%, 29.8%, 84.8% and 12.9%, respectively.

20
RenaissanceRe Holdings Ltd. | Annual Report 2002

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                of Financial Condition and Results of Operations


The following is a discussion and analysis of our results of operations for the year ended December 31, 2002 compared with the years ended December 31, 2001 and December 31, 2000. The following also includes a discussion of our financial condition at December 31, 2002. This discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes included in this report. This report contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results described or implied by these forward-looking statements. See our "Note on Forward-looking Statements" on page 38 of this Annual Report. In addition, we refer you to our Risk Factors included in other filings made with the Securities and Exchange Commission from time to time.

We utilize two non-GAAP measures, operating income and operating return on equity, to measure our performance. We currently use these measures to evaluate the underlying fundamentals of our operations and believe them to be useful measures of our corporate performance. We define operating income as net income which excludes net realized gains and losses from the sale of investments and certain one-time adjustments. Realized gains and losses from the sale of investments are derived from the timing of the sale of investments and are not derived from our operating performance. Operating return on equity is calculated by dividing operating income by the average net book value of our common equity for the year.

In calculating operating income, we have also excluded a one-time charge occurring in 2002:

o In 2002, we adopted a new accounting pronouncement, SFAS 142 "Goodwill and Other Intangible Assets." During 2002, after completing our initial impairment review of our goodwill, we decided to reflect goodwill at zero value and record a write-off of $9.2 million. Therefore, we felt it was appropriate to exclude this charge from our calculation of operating income, because 1) this was associated with a one time adoption of a new accounting principle, and 2) we wrote off 100% of our balance of goodwill.

OVERVIEW

RenaissanceRe Holdings Ltd. was originally formed to provide reinsurance to cover the risk of natural and man-made catastrophes. We use sophisticated computer models to construct a superior portfolio of these coverages. Our disciplined underwriting approach, sophisticated risk models and management expertise have established us as a leader in the property catastrophe reinsurance business and led to consistent strong performance and growth for our Company.

Our principal business is property catastrophe reinsurance. Our subsidiary Renaissance Reinsurance is one of the world's premier providers of this coverage. Our coverage protects against large natural catastrophes, such as earthquakes and hurricanes, as well as claims arising from other natural and man-made catastrophes such as winter storms, freezes, floods, fires, tornadoes and explosions. We offer this coverage to insurance companies and other reinsurers primarily on an excess of loss basis. This means that we begin paying when our customers' claims from a catastrophe exceed a certain retained amount. We use our advanced proprietary modeling and management systems to maximize our return on equity, subject to prudent risk constraints.

Recently, we have experienced substantial growth in premiums from specialty lines of reinsurance written by Renaissance Reinsurance, including such lines as catastrophe-exposed workers' compensation, surety, terrorism, property per risk, aviation and finite reinsurance. We refer to these premiums as "specialty reinsurance." During 2002 we more than tripled our gross written premiums from specialty reinsurance to $247.0 million from $77.5 million written in 2001.

We have also experienced substantial growth in our individual risk business written on an excess and surplus lines basis by Glencoe. We define our individual risk segment to include underwriting that involves understanding the characteristics of the original underlying insurance policy. Our individual risk segment currently provides insurance for commercial and homeowners catastrophe-exposed property business, and also provides reinsurance to other insureds on a quota share basis. We significantly increased the gross written premiums of our individual risk operations to $260.4 million, compared to $50.0 million in 2001.

                                                                              21
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

In addition, we also manage property catastrophe reinsurance on behalf of two joint ventures. In 1999 we formed Top Layer Reinsurance Ltd. ("Top Layer Re") with State Farm to provide high layer coverage for non-U.S. risks. Renaissance Reinsurance and State Farm each own 50% of Top Layer Re. We formed DaVinci Reinsurance Ltd. ("DaVinci") in 2001 with State Farm and other private investors to write property catastrophe reinsurance side-by-side with Renaissance Reinsurance. We own a minority of DaVinci's outstanding equity but control a majority of its outstanding voting power, and accordingly, DaVinci's financial results are consolidated in our financial statements. We also previously acted as underwriting manager for OPCat, however in February 2002, OPCat's parent company, Overseas Partners Limited, decided to exit the reinsurance business, and we subsequently assumed the in-force book of business of OPCat. We act as the exclusive underwriting manager for these joint ventures in return for management fees and a profit participation (such fees earned from DaVinci are eliminated in consolidation). Together, these joint ventures wrote $261.0 million of premium in 2002, compared to $98.9 million in 2001. In total, as of December 31, 2002, Top Layer Re and DaVinci had access to approximately $4.6 billion of capital resources, which includes $3.9 billion of limit through reinsurance provided by State Farm.

We believe that our position as a leading property catastrophe reinsurance underwriter is reflected by the continued growth in the gross property catastrophe premiums written by Renaissance Reinsurance and our joint ventures (which, when combined, we refer to as "managed catastrophe premiums"). The total managed catastrophe premiums written on behalf of Renaissance Reinsurance and our joint ventures increased by 67% in 2002 to $738.8 million from $441.8 million in 2001.

The occurrence of the World Trade Center disaster in 2001 and the significant losses stemming from this event caused an imbalance in the supply and demand for reinsurance capacity. As a result of this increase in demand, we increased our reinsurance operations, both in our established property catastrophe line and in specialty reinsurance, and we also increased our individual risk operations written through Glencoe Insurance. Accordingly, during 2002 we more than doubled our gross written premiums to $1,173.0 million from $501.3 million of gross written premiums in 2001. Also, for the year ended December 31, 2002, our operating income available to common shareholders more than doubled to $365.2 million from $146.3 million for the year ended December 31, 2001. Operating income is net income excluding realized gains and losses on investments, and for 2002 operating income also excludes a $9.2 million write-off of goodwill. Our net income available to common shareholders also more than doubled during 2002 to $364.8 million from $164.4 million for the same period during 2001. During 2002 our total assets increased by $1.1 billion, or 41%, to $3.7 billion. At December 31, 2002, total shareholders' equity attributable to common shareholders was $1.5 billion and our book value per common share was $21.39, compared with $1.1 billion and $15.83 per share at December 31, 2001.

Because we write reinsurance and insurance which provides protection from damages relating to natural and man-made catastrophes, our results depend to a large extent on the frequency and severity of such catastrophic events, and the coverage we offer to clients impacted by these events.

In addition to the reinsurance and insurance coverages discussed above, from time to time, we consider opportunistic diversification into new ventures, either through organic growth or the acquisition of other companies or books of business of other companies. We may explore opportunities in lines of insurance or reinsurance business in which we have limited experience, such as certain casualty coverages. If these opportunities come to fruition, they will present us with additional management and operational risks for which we will need to further develop our resources to effectively manage this expansion. In evaluating such new ventures, we seek an attractive return on equity, the ability to develop or capitalize on a competitive advantage, and opportunities that will not detract from our core reinsurance and individual risk operations. Accordingly, we regularly review strategic opportunities and periodically engage in discussions regarding possible transactions, although there can be no assurance that we will complete any such transactions or that any such transaction would contribute materially to our results of operations or financial condition.

SUMMARY OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For almost all property and casualty insurance and reinsurance companies, the most significant judgment made by management is the estimate of the claims and claim expense reserves. Claim reserves represent estimates, including actuarial and statistical projections at a given point in time, of our expectations of the ultimate settlement and administration costs of claims incurred, and it is possible that the ultimate liability may materially exceed or be materially less than such estimates. Such estimates are not precise in that, among other things, they are based on predictions of future developments and estimates of future trends in claim severity and frequency and other variable factors such as inflation.

22
RenaissanceRe Holdings Ltd. | Annual Report 2002

Adjustments to our prior year estimated claims reserves will impact our current year net income by increasing our net income if the prior year estimated claims reserves are determined to be overstated, or by reducing our net income if the prior year estimated claims reserves prove to be insufficient. During the years ended December 31, 2002, 2001 and 2000, changes to prior year estimated claims reserves had the following impact on our net income; during 2002, prior years estimated claims reserves were overstated by $2.0 million and accordingly, our net income was increased by $2.0 million; during 2001, prior years estimated claims reserves were overstated by $16.0 million, and our net income was increased by $16.0 million; and during 2000, prior years estimated claims reserves were deficient by $8.4 million, and our net income was decreased by $8.4 million. (Also see "Financial Condition - Reserves for Claims and Claims Expenses".)

For our property catastrophe reinsurance operations, we initially set our case reserves based on case reserves and other reserve estimates reported by insureds and ceding companies. We then add to these case reserves, our estimates for additional case reserves, and an estimate for incurred but not reported reserves ("IBNR"). These estimates are normally based upon our experience with similar claims, our knowledge of potential industry loss levels for each loss, and industry information which we gather and retain in our REMS(C) modeling system. Our estimates of claims resulting from catastrophic events are inherently difficult because of the variability and uncertainty associated with property catastrophe claims.

In reserving for our individual risk and specialty reinsurance coverages we do not have the benefit of a significant amount of our own historical experience in these lines, and therefore we estimate our IBNR for our specialty reinsurance and individual risk coverages by utilizing an actuarial method known as the Bornhuetter-Ferguson technique. It is common for insurance and reinsurance companies to utilize this method for lines of business where a company may have limited historical loss experience. The utilization of the Bornhuetter-Ferguson technique requires a company to estimate an ultimate claims and claim expense ratio for each line of business. We select our estimates of the ultimate claims and claim expense ratios by reviewing industry standards, and adjusting these standards based upon the coverages we offer and the terms of the coverages we offer.

All of our estimates are reviewed annually with an independent actuarial firm. We also review our assumptions and our methodologies on a quarterly basis. If we determine that our estimates need adjusting, such adjustments are recorded in the quarter in which they are identified. Although we believe we are cautious in our assumptions, and in the application of these methodologies, we cannot be certain that our ultimate payments will not vary, perhaps materially, from the estimates we have made. As of December 31, 2002, our estimated IBNR reserves were $462.9 million, and a 5% change in such IBNR reserves, would equate to a $23.1 million adjustment to claims and claim expenses incurred, which would represent 6.3% of our 2002 net income, and 1.4% of shareholders' equity as at December 31, 2002.

We incurred claims and claim expenses of $289.5 million, $149.9 million and $108.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. Our claims and claim expense reserves were $804.8 million, $572.9 million and $403.6 million at December 31, 2002, 2001 and 2000, respectively.

To estimate reinsurance recoverables which might be uncollectible, our senior managers evaluate the financial condition of our reinsurers, on a reinsurer-by-reinsurer basis, both before purchasing the reinsurance protection from them and after the occurrence of a significant catastrophic event. As of December 31, 2002, we have recoverables of $207.3 million and we have recorded a valuation allowance of $7.8 million, based on specific facts and circumstances evaluated by management. As of December 31, 2002, the majority of the $199.5 million of losses recoverable relate to outstanding claims reserves on our books, and in accordance with the terms of the policies, we generally must wait to collect from our reinsurers until we pay the underlying claims. We expect to fully collect the recorded net balance of the losses recoverable. There has been little change in our reinsurance recoverables or our valuation allowance at December 31, 2002 as compared to 2001 due to the relatively low level of catastrophe losses during 2002, the slowdown in payments of older claims, specifically claims resulting from the World Trade Center disaster, and the continued financial strength of our reinsurers.

In estimating impairments to our deferred tax asset, we analyze the businesses which generated the deferred tax asset, and the businesses that will potentially utilize the deferred tax asset. Our deferred tax asset relates primarily to net operating loss carryforwards that are available to offset future taxes payable of our U.S. operating subsidiaries. However, due to the limited opportunities in the U.S. primary insurance market, the U.S. insurance operations have not generated taxable income in the last few years. This calls into question the recoverability of the deferred tax asset. Although we retain the benefit of this asset through 2022, during 2002, 2001 and 2000 we recorded valuation allowances of $5.6 million, $14.0 million and $8.2 million, respectively. As of December 31, 2002, the gross balance of the deferred tax asset was $32.7 million and the net balance of the deferred tax asset was $4.0 million.


                                                                              23
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

SUMMARY OF RESULTS OF OPERATIONS FOR 2002 AND 2001

A summary of the significant components of our revenues and expenses is as follows:

---------------------------------------------------------------------------------------------------------
  Years ended December 31,                                        2002            2001            2000
  ----------------------------------------------------------------------------------------------------
  (In thousands)
  Net underwriting income - Renaissance                      $ 232,532       $ 100,655       $  85,532
  Net underwriting income - DaVinci                             76,116            --              --
  ----------------------------------------------------------------------------------------------------
          Total Underwriting income Reinsurance (1)            308,648         100,655          85,532
  Net underwriting income (loss) - Individual Risk (1)          17,929          (1,469)         (2,939)
  Other income                                                  32,821          16,244          10,959
  Net investment income                                        104,098          75,156          77,868
  Interest and preferred share dividends                       (32,858)        (16,151)        (24,749)
  Corporate expenses, taxes and other                          (10,351)        (27,414)        (12,292)
  Minority interest - DaVinci                                  (55,051)           (751)           --
  ----------------------------------------------------------------------------------------------------
  Net operating income available to
          common shareholders (2)                              365,236         146,270         134,379
  Net realized gains (losses) on investments                     8,765          18,096          (7,151)
  Cumulative effect of a change in accounting principle         (9,187)           --              --
  ----------------------------------------------------------------------------------------------------
          Net income available to common shareholders        $ 364,814       $ 164,366       $ 127,228
  ----------------------------------------------------------------------------------------------------

  Operating income per common share - diluted                $    5.20       $    2.34       $    2.29

  Net income per common share - diluted                      $    5.20       $    2.63       $    2.17

(1) Net underwriting income consists of net premiums earned less claims and claim expenses incurred, acquisition costs and operational expenses.

(2)  Net operating income excludes realized gains and losses on investments and the cumulative effect of a change in accounting principle.
---------------------------------------------------------------------------------------------------------

The $219.0 million increase in net operating income in 2002, compared to 2001, was primarily the result of the following items:

o a $131.9 million increase in underwriting income from our reinsurance operations due primarily to an increase in net earned premiums to $667.9 million from $325.2 million, primarily due to the market imbalances after the World Trade Center disaster which enabled us to increase our property catastrophe reinsurance premiums and more than triple our premiums from specialty reinsurance as discussed above. Also, in large part as a result of lower catastrophe losses during the year, our loss ratio decreased in 2002 to 38.1% compared with a loss ratio of 45.0% in 2001. The 2001 loss ratio was higher due to losses emanating from the World Trade Center disaster, plus

o the $76.1 million of underwriting income from the start-up of DaVinci during 2002, however after offsetting this with the $54.3 million increase related to the interests owned by other investors, the net increase to our net income was $21.8 million, plus

o a $19.4 million increase in underwriting income from our individual risk operations which resulted from the increase in our gross written premiums in our individual risk segment to $260.3 million in 2002 from $50.0 million in 2001, which was the result of the market imbalances as noted above, plus

o a $16.6 million increase in other income, which was primarily due to an increase of $12.7 million in income from our Top Layer Re joint venture, plus

o a $28.9 million increase in net investment income during the year, which was primarily due to the $785 million increase in our assets from our net capital raising activities in the second half of 2001 and the $935 million increase in our assets during 2002, primarily resulting from the $778 million of cash flows generated from our operating activities during 2002. The impact of the increase in available assets was partially offset by a reduction in investment returns due to lower interest rates, plus

o a $17.1 million reduction in corporate expenses, taxes and other, which was primarily due to the fact that in 2001 we decided to increase our valuation allowance on our deferred tax asset by $14.0 million as a result of further reductions of our U.S. based insurance business, less

o a $16.7 million increase in interest and fixed charges, which are primarily the result of the issuance of $150 million of debt in July 2001, and the issuance of $150 million of our 8.1% Series A preference shares in November 2001.

24
RenaissanceRe Holdings Ltd. | Annual Report 2002

The $11.9 million increase in net operating income in 2001, compared to 2000, was primarily the result of the following items:

o a $15.1 million increase in underwriting income from our reinsurance operations due primarily to an increase in net premiums earned of $64.1 million, in part offset by a $46.8 million increase in claims, plus

o an increase in fee income from our joint ventures of $8.2 million, primarily as a result of fees earned in 2001 on premiums written on behalf of our joint ventures in 2000, plus

o a reduction in interest and fixed charges of $8.6 million resulting primarily from the repayment of $200 million of outstanding bank loans in the fourth quarter of 2000, less

o an increase in tax expense during 2001 as a result of a $14.0 million increase to our valuation allowance on our deferred tax asset as a result of further reductions of our U.S.-based insurance operations, less

o an increase in corporate expenses of $3.5 million primarily due to costs related to research and development initiatives conducted by us in 2001, less

o a decrease in investment income of $2.7 million primarily as a result of declining interest rates.

RESULTS OF OPERATIONS FOR 2002 AND 2001

The following is a discussion and analysis of our results of operations for the year ended December 31, 2002, compared to each of the years ended December 31, 2001, and 2000, and a discussion of our financial condition at December 31, 2002.


PREMIUMS

--------------------------------------------------------------------------------

  Gross Written Premiums
  Years ended December 31,                2002            2001            2000
  ----------------------------------------------------------------------------
  (In thousands)

  Cat Premium
          Renaissance               $  442,980      $  373,896      $  345,086
          DaVinci                      187,822            --              --
          Assumed from OPCat            34,873            --              --
  ----------------------------------------------------------------------------
  Total Cat Premium                    665,675         373,896         345,086
  Specialty Reinsurance                247,020          77,468          37,730
  ----------------------------------------------------------------------------
  Total Reinsurance                    912,695         451,364         382,816
  Individual Risk Premium (1)          260,354          49,957          50,186
  ----------------------------------------------------------------------------
  Total gross written premiums      $1,173,049      $  501,321      $  433,002
  ----------------------------------------------------------------------------

(1) Excludes $22 million of premium ceded to Renaissance Reinsurance and DaVinci in 2002.
--------------------------------------------------------------------------------


The increase in our property catastrophe premiums over the past two years is primarily due to an improving market following 1) the World Trade Center disaster in 2001 and 2) insured losses from nine significant worldwide catastrophic events in 1999: hail storms in Sydney, Australia; tornados in Oklahoma; Hurricane Floyd in the U.S.; Typhoon Bart in Japan; Turkish and Taiwanese earthquakes; Danish windstorm, Anatol; and the French windstorms, Lothar and Martin. Six of these events each resulted in over $1 billion of insured damages.

Because of these events, as with many large losses, two changes occurred: 1) many reinsurers recorded significant losses and were forced to, or chose to, withdraw their underwriting capacity from these regions, and 2) these losses raised the awareness of the severity of the losses which could impact these geographic locations. As a result of these factors, prices for reinsurance coverages in these and other geographic locations increased, in some cases significantly. Accordingly, our reinsurance premiums also increased, firstly from the increased prices on renewing policies and secondly by enabling us to write new business which was previously priced at an uneconomical rate of return. Also contributing to our increased written premiums in 2002 was the inception of DaVinci, which wrote $187.8 million of gross written premiums.


                                                                              25
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

The factors that caused the improved market conditions in the property catastrophe market also contributed to improving market conditions in the lines of specialty reinsurance which we write and accordingly, we began writing an increased level of specialty reinsurance premiums in 2001 and, subsequent to the World Trade Center disaster, we significantly increased our participation in this market. We categorize our specialty reinsurance premiums as reinsurance coverages that are not specifically property catastrophe coverages. Examples of specialty lines of reinsurance provided by us include catastrophe-exposed workers' compensation, surety, terrorism, property per risk, aviation and finite reinsurance. We expect specialty reinsurance written premiums to be a significant contributor to our overall written premiums in 2003.

The market conditions that caused the improvements in the property catastrophe market and the specialty reinsurance market have also caused improvements in the individual risk market, and accordingly, during 2002 we significantly increased our premiums in the individual risk market. We define the individual risk market as underwriting that involves understanding the characteristics of the original underlying insurance policy. The individual risk segment currently provides insurance for commercial and homeowners catastrophe-exposed property business, and also provides reinsurance to other insureds on a quota share basis. We expect individual risk written premiums to be a significant contributor to our overall written premiums in 2003.

--------------------------------------------------------------------------------
  Gross Premiums Written by Geographic Region
  Years ended December 31,                     2002         2001         2000
  ---------------------------------------------------------------------------
  (In thousands)

  Property Catastrophe
      United States and Caribbean        $  332,314   $  180,305   $  145,871
      Worldwide                             169,790       93,474       98,923
      Europe                                 86,461       20,414       22,071
      Worldwide (excluding U.S.) (1)         56,628       45,111       60,382
      Other                                  18,354       22,433        9,559
      Australia and New Zealand               2,127       12,159        8,280
  Specialty reinsurance (2)                 247,021       77,468       37,730
  ---------------------------------------------------------------------------
  Total reinsurance                         912,695      451,364      382,816
  Individual risk (3)                       260,354       49,957       50,186
  ---------------------------------------------------------------------------
  Total gross premiums written           $1,173,049   $  501,321   $  433,002
  ---------------------------------------------------------------------------


(1) The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross written premiums written to date is predominantly from Europe and Japan.

(2) The category Specialty Reinsurance consist of contracts that are predominantly exposed to U.S. risks, with a small portion of the risks being Worldwide.

(3) The category Individual Risk is made up of contracts that are primarily exposed to U.S. risks.
--------------------------------------------------------------------------------


CEDED REINSURANCE PREMIUMS

--------------------------------------------------------------------------------

  Years ended December 31,                     2002       2001       2000
  ----------------------------------------------------------------------------
  (In thousands)

  Reinsurance                                $218,072   $124,684   $ 94,875
  Individual Risk (1)                          31,265     37,090     44,824
  ----------------------------------------------------------------------------
  Total gross written premiums ceded         $249,337   $161,774   $139,699
  ----------------------------------------------------------------------------

(1) Excludes $22 million of premium ceded to Renaissance Reinsurance and DaVinci in 2002.
--------------------------------------------------------------------------------

26
RenaissanceRe Holdings Ltd. | Annual Report 2002

Because of the potential volatility of the property catastrophe reinsurance business, we purchase reinsurance to reduce our exposure to large losses. We utilize our REMS(C) modeling system to evaluate how each purchase interacts with our portfolio of reinsurance contracts we write, and with the other ceded reinsurance contracts we purchase. During 2002 and 2001, we increased our purchases of reinsurance because we received a number of new opportunities to purchase reinsurance. Also affecting the increase in our 2002 ceded reinsurance premiums were placements of structured quota share reinsurance agreements for participations in our property catastrophe book of business. In accordance with these agreements we retain fees and have the right to receive profit commissions associated with these cessions. The fees and profit commissions are reflected as a reduction to operating expenses and acquisition expenses, respectively.


Although we would remain liable to the extent that any of our reinsurers fails to pay our claims, before placing reinsurance we evaluate the financial condition of our reinsurers. As of December 31, 2002, the majority of the $199.5 million of losses recoverable relate to outstanding claims reserves on our books, and in accordance with the terms of the policies, we generally must wait to collect from our reinsurers until we pay the underlying claims. We expect to fully collect the recorded net balance of the losses recoverable.


To the extent that appropriately priced coverage is available, we anticipate continued use of reinsurance to reduce the potential volatility of our results.

UNDERWRITING RESULTS

The underwriting results of an insurance or reinsurance company are discussed frequently by reference to its loss ratio, expense ratio, and combined ratio. The loss ratio is the result of dividing claims and claim expenses incurred by net premiums earned. The expense ratio is the result of dividing underwriting expenses (acquisition costs and operational expenses) by net premiums earned. The combined ratio is the sum of the loss ratio and the expense ratio.

The table below sets forth our net premiums earned, claims and claim expenses and underwriting expenses by segment and their corresponding claims, underwriting expense and combined ratios:

-----------------------------------------------------------------------------------------------------
  Years ended December 31,                                          2002          2001          2000
  --------------------------------------------------------------------------------------------------
  (In thousands)
  Reinsurance net earned premiums - property catastrophe       $ 462,471     $ 261,054     $ 225,907
  Reinsurance net earned premiums - specialty                    205,455        64,169        35,260
  --------------------------------------------------------------------------------------------------
          Total reinsurance net earned premiums                  667,926       325,223       261,167
  Individual risk net earned premiums                             92,979         7,842         6,514
  --------------------------------------------------------------------------------------------------
          Total net earned premiums                            $ 760,905     $ 333,065     $ 267,681
  --------------------------------------------------------------------------------------------------

  Reinsurance claims and claim expenses                        $ 249,316     $ 152,341     $ 105,542
  Individual risk claims and claim expenses                       40,209        (2,424)        3,062
  --------------------------------------------------------------------------------------------------
          Total claims and claim expenses                      $ 289,525     $ 149,917     $ 108,604
  --------------------------------------------------------------------------------------------------

  Reinsurance underwriting expenses                            $ 109,962     $  72,227     $  70,093
  Individual risk underwriting expenses                           34,841        11,735         6,391
  --------------------------------------------------------------------------------------------------
          Total underwriting expenses                          $ 144,803     $  83,962     $  76,484
  --------------------------------------------------------------------------------------------------

  Reinsurance net underwriting income                          $ 308,648     $ 100,655     $  85,532
  Individual risk net underwriting income (loss)                  17,929        (1,469)       (2,939)
  --------------------------------------------------------------------------------------------------
          Total net underwriting income                        $ 362,577     $  99,186     $  82,593
  --------------------------------------------------------------------------------------------------

  Reinsurance claims and claim expenses ratio                       37.3%         46.8%         40.4%
  Individual risk claims and claim expenses ratio                   43.2%        (30.9%)        47.0%
          Total claims and claim expenses ratio                     38.1%         45.0%         40.6%

  Reinsurance underwriting expenses ratio                           16.5%         22.2%         26.8%
  Individual risk underwriting expenses ratio                       37.5%        149.6%         98.1%
          Total underwriting expenses ratio                         19.0%         25.2%         28.5%

  Reinsurance combined ratio                                        53.8%         69.0%         67.2%
  Individual risk combined ratio                                    80.7%        118.7%        145.1%
          Total combined ratio                                      57.1%         70.2%         69.1%
-----------------------------------------------------------------------------------------------------

                                                                              27
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

The increase in our 2002 net underwriting income from our reinsurance segment was primarily the result of three factors: 1) the low level of property catastrophe losses during 2002; 2) the increase in our net reinsurance premiums earned during 2002, as a result of our increase in gross written property catastrophe premiums and specialty reinsurance premiums (See "Premiums" above); and 3) the inception of DaVinci's operations during 2002. Losses from our property catastrophe reinsurance policies can be infrequent, but severe; however, during periods with benign property catastrophe loss activity, such as 2002, we have the potential to produce an unusually low level of losses and a related increase in underwriting income. Although this occurred during 2002, there can be no guarantee that this reduced level of losses will continue in 2003 or beyond.

Also during 2002, as discussed in the "Premiums" section above, we significantly increased our specialty reinsurance premiums written. Although specialty reinsurance premiums will normally produce higher claims and claim expenses than the property catastrophe reinsurance business, the reduction in our losses resulting from the low level of catastrophe losses during 2002 more than offset the increased normal loss activity arising from our specialty reinsurance premiums.

The increase in our 2002 net underwriting income from our individual risk segment was primarily the result of the growth in premiums in 2002 compared with 2001 (See "Premiums" above) and a reduction of the proportion of this business that was ceded to third parties.

Our claims and claim expenses also benefited from our purchase of reinsurance protection as we recorded reinsurance recoveries of $63.0 million, $160.4 million and $52.0 million during fiscal years 2002, 2001 and 2000, respectively. Although there can be no assurance that our net claims and claim expenses will continue to benefit from the purchase of reinsurance, we will continue to seek to purchase reinsurance protection to the extent that appropriately priced coverage is available.

Our underwriting expenses consist of acquisition costs and operational expenses. Acquisition costs consist of costs to acquire premiums and are principally comprised of broker commissions and excise taxes. Acquisition costs are driven by contract terms and are normally a set percentage of premiums. Operational expenses consist of salaries and other general and administrative expenses. Our reinsurance business operates with a limited number of employees and we are able to grow our written premiums without proportionally increasing our operating costs. As our premiums increase, we expect that our operating costs will tend to increase to a lesser extent and since our acquisition costs are based on a percentage of the premiums earned, these costs will fluctuate in line with the fluctuation in premiums. Therefore, in total, as our premiums increase, we would expect that our expense ratio would decrease, as was the case in 2002 and 2001. Recently, we have entered into joint ventures and specialized quota share cessions of our book of business. In accordance with the joint venture and quota share agreements, we are entitled to certain fee income and profit commissions. We record these fees and profit commissions as a reduction in acquisition costs or operating expenses and accordingly these fees have also contributed to the reduction in our expense ratio.

Although industry-wide insurance losses were the highest in history during 2001, we recorded increases in net underwriting profit, cash flows from operations, earnings per share and book value per share. We attribute our performance to our disciplined underwriting approach, the experience of our underwriters, and the advantage afforded by our sophisticated risk models.

During 2001 and 2000, the majority of the premiums written in the individual risk segment were ceded to other reinsurers and as a result, net earned premiums from the individual risk operations were relatively minor. Based on this reduced level of net earned premiums, relatively modest increases or decreases to net written premiums, claims and claim expenses incurred, acquisition costs or operating expenses can cause, and did cause, unusual fluctuations in the claims and claim expenses ratio and the underwriting expense ratio of such individual risk operations.

NET INVESTMENT INCOME

--------------------------------------------------------------------------------
  Years ended December 31,                    2002        2001         2000
  -------------------------------------------------------------------------
  (In thousands)                          $104,098     $75,156      $77,868
--------------------------------------------------------------------------------

Because a majority of our coverages provide protection from damages resulting from natural and man-made catastrophes, it is possible that we could become liable for a significant amount of losses on short-term notice. Accordingly, we have structured our investment portfolio to preserve capital and provide us with a high level of liquidity, which means that the large majority of our investment portfolio contains investments in marketable fixed income securities, such as U.S. Government bonds, corporate bonds and mortgage backed and asset backed securities.


28
RenaissanceRe Holdings Ltd. | Annual Report 2002

As a result of the declining interest rate environment during 2002, the average yield on our portfolio fell to 3.09% as of December 31, 2002 from 4.2% as of December 31, 2001. As yields on our portfolio decrease, our interest income will also decrease. However, the decline in interest rates during 2002 was offset by our significant growth in invested assets during the year, which was primarily due to our strong cash flows from operations. Also, in the latter half of 2001, we raised a net $785 million from financing activities, which was available to us for investment purposes for the full year of 2002 (See "Financial Condition - Capital Resources").

During 2001, as a result of the declining interest rate environment, the average yield on our portfolio fell from 6.8% as of December 31, 2000 to 4.2% as of December 31, 2001, which caused a reduction in our investment income. The decline in our investment income during 2001 to $75.1 million from $77.9 million during 2000 would have been greater, except that offsetting the impact of the decreased yields were our strong cash flows from operations of $341 million and our capital raising activities in the latter half of 2001, as noted above.

OTHER INCOME

--------------------------------------------------------------------------------
  Years ended December 31,                          2002       2001        2000
  -----------------------------------------------------------------------------
  (In thousands)

  Cat business - Fee Income                     $  3,882   $  8,643    $  2,382
  Cat business - Equity earnings -
     Top Layer Re                                 22,339      9,663       7,433
  Other items                                      6,600     (2,062)      1,144
  -----------------------------------------------------------------------------
          Total                                 $ 32,821   $ 16,244    $ 10,959
  -----------------------------------------------------------------------------
--------------------------------------------------------------------------------

As discussed previously, in 1999 we began to manage property catastrophe books of business for the Top Layer Re and OPCat joint ventures and in return for managing these joint ventures, we receive fees, profit commissions and/or an equity participation in these ventures.

During 2002, our fee income decreased primarily as a result of the reduced level of fees received from OPCat, as a result of the decision by OPCat's parent company, Overseas Partners Limited, to exit the reinsurance business. During 2002 our equity earnings from Top Layer Re increased as a result of the increase in premiums written by Top Layer Re and the resultant increase in Top Layer Re's net income.

The balance of the other items in other income increased primarily due to profits of $7.2 million on derivative instruments under which losses or recoveries are triggered by an industry loss index or geological or physical variables (2001 - a loss of $4.6 million).

During 2001, we formed DaVinci, in which we currently own 25% of the outstanding equity. However, we own a majority of DaVinci's outstanding voting rights and its results are consolidated in our financial statements. Accordingly, our income from this joint venture is not reflected in other income; rather our profit participation and equity participation in DaVinci are recorded primarily through underwriting income and investment income, partially offset by an increase in minority interest for the 75% of DaVinci owned by third parties. Also, as discussed in "Ceded Premiums," we have entered into certain placements of structured quota share reinsurance agreements for participations in our property catastrophe book of business. In accordance with these agreements, we retain fees and have the right to receive profit commissions associated with these cessions. We record these fees and profit commissions as a reduction in acquisition costs and operating expenses. If we were to record DaVinci on the equity method of accounting, and if we were to record our fees from the quota share relationships in other income, our pro-forma other income from all of these relationships would be as follows:

--------------------------------------------------------------------------------
  Years ended December 31,                       2002       2001        2000
  --------------------------------------------------------------------------
  (In thousands)

  Cat business - Fee income                  $ 54,071   $ 17,516    $  7,577
  Cat business - Equity earnings -
    Top Layer Re, DaVinci                      52,110      9,663       7,433
  Other items                                   6,600     (1,813)      1,144
  --------------------------------------------------------------------------
          Total                              $112,781   $ 25,366    $ 16,154
  --------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                              29
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

CORPORATE EXPENSES
--------------------------------------------------------------------------------
  Years ended December 31,                        2002      2001     2000
  -----------------------------------------------------------------------
  (In thousands)                               $14,327   $11,485   $8,022
--------------------------------------------------------------------------------

Corporate expenses incurred include expenses related to legal and certain consulting expenses, costs for research and development, and other miscellaneous costs associated with operating as a publicly traded company. The increase in corporate expenses during 2002 primarily related to an increase in legal costs of $1.9 million and costs of $1.2 million related to accelerated vesting of equity compensation. The majority of the increase in corporate expenses in 2001 primarily related to costs related to research and development initiatives conducted by us in 2001.

INTEREST AND PREFERRED SHARE DIVIDENDS

--------------------------------------------------------------------------------------------
  Years ended December 31,                                        2002      2001      2000
  ----------------------------------------------------------------------------------------
  (In thousands)
  Interest - Revolving Credit Facilities                       $ 2,569   $ 2,378   $17,167
  Interest - $150 million 7% Senior Notes                       10,500     4,871      --
  Dividends - $87.6 million Capital Securities                   7,605     7,484     7,582
  Dividends - $150 million 8.1% Series A - Preference Shares    12,184     1,418      --
  ----------------------------------------------------------------------------------------
  Total Interest and Preferred Dividends                       $32,858   $16,151   $24,749
  ----------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

Our interest payments and preferred share dividends increased during 2002, primarily as a result of the timing of our capital raising activities, which occurred in the latter half of 2001. Accordingly, during 2002, the balance of the 7.0% Senior Notes and the 8.1% Series A - Preference Shares were outstanding for the entire year, and we incurred a full year of charges related to these securities as compared to a partial year of charges during 2001.

In January and February of 2003, we raised an additional $200 million from the issuance of $100 million in 5.875% Senior Notes and $100 million in 7.3% Series B Preference Shares, respectively, and as a result we expect our interest and preferred share dividends to increase during 2003 as compared with 2002.

INCOME TAX EXPENSE (BENEFIT)

--------------------------------------------------------------------------------
  Years ended December 31,                            2002       2001     2000
  ----------------------------------------------------------------------------
  (In thousands)                                     $(115)   $14,262   $4,648

--------------------------------------------------------------------------------

During 2002, we chose to write a limited amount of business in our U.S. operations and, therefore, our U.S. net income was minimal and the related tax impact for 2002 was also minimal.

During 2001 and 2000, we also had little or no net income in the U.S., however, as of December 31, 2001 we had accumulated a $26.9 million deferred tax asset. As a result of the limited number of attractive opportunities in the U.S. primary insurance market, our U.S. insurance operations did not generate taxable income during those years, which called into question the recoverability of the $26.9 million deferred tax asset. Although we retain the benefit of this asset through 2020, during 2002, 2001 and 2000 we decided to increase our valuation allowance by $5.6 million, $14.0 million and $8.2 million, respectively. As of December 31, 2002, the gross and net balance of the deferred tax asset was $32.7 million and $4.0 million, respectively.

We currently plan to increase the business written by our U.S. insurance subsidiaries. If, as a result, our U.S. operations begin to generate taxable income, the appropriateness of the valuation allowance will be reassessed and, accordingly, any potential profits from our U.S. operations would possibly not have a corresponding offset for tax expenses, up to the $27.7 million valuation allowance recorded as of December 31, 2002.

30
RenaissanceRe Holdings Ltd. | Annual Report 2002

REALIZED GAINS/(LOSSES)

--------------------------------------------------------------------------------
  Years ended December 31,              2002          2001             2000
  -------------------------------------------------------------------------
  (In thousands)                      $8,765       $18,096          $(7,151)
--------------------------------------------------------------------------------

Because our investment portfolio is structured to preserve capital and provide us with a high level of liquidity, a large majority of our investments are in the fixed income markets and, therefore, our realized holding gains and losses on investments are highly correlated to fluctuations in interest rates. Therefore, as interest rates decline, as occurred in 2002 and 2001, we will tend to have realized gains from the turnover of our investment portfolio, and as interest rates increase, as was the case in 2000, we will tend to have realized losses from the turnover of our investment portfolio, although such correlation for realized gains (losses) on sales of investments can be reduced depending on which specific securities we choose to sell.

The amount of the realized gains or realized losses that will be recorded in the future will be dependent upon the level of our investments, the changes in the interest rate environment and how quickly or slowly we choose to turn over our investment portfolio. A larger investment portfolio, greater fluctuations in the interest rate environment, and turning over an investment portfolio quickly, will affect the magnitude of realized gains or realized losses.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE - GOODWILL

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard ("SFAS") 142, "Goodwill and Other Intangible Assets." In the second quarter of 2002, the Company completed its initial impairment review in compliance with the transition provisions of SFAS 142 and, as a result, the Company decided to record goodwill at zero value, the low end of an estimated range of values, and wrote off the balance of its goodwill during the second quarter of 2002, which totaled $9.2 million. In accordance with the provisions of SFAS 142, this is required to be recorded as a cumulative effect of a change in accounting principle in the consolidated statement of income and is required to be recorded retroactive to January 1, 2002.

FINANCIAL CONDITION

RenaissanceRe is a holding company, and we therefore rely on dividends from our subsidiaries and investment income to make principal and interest and dividend payments on our debt and capital securities, and to make dividend payments to our preference shareholders and common shareholders.

The payment of dividends by our Bermuda subsidiaries is, under certain circumstances, limited under U.S. statutory regulations and Bermuda insurance law, which require our Bermuda insurance subsidiaries to maintain certain measures of solvency and liquidity. At December 31, 2002, the statutory capital and surplus of our Bermuda insurance subsidiaries was $1,974.6 million, and the amount of capital and surplus required to be maintained was $414.7 million. Our U.S. subsidiaries are also required to maintain certain measures of solvency and liquidity. At December 31, 2002, the statutory capital and surplus of our U.S. subsidiaries was $25.4 million and the amount of capital and surplus required to be maintained was $9.0 million. During 2002, Renaissance Reinsurance and DaVinci declared aggregate cash dividends to us of $224.3 million and $3.5 million, respectively, compared with $147.1 million and $0.7 million, respectively, in 2001.

Our operating subsidiaries have historically produced sufficient cash flows to meet their own expected claims payments and operational expenses and to provide dividend payments to us. Our subsidiaries also maintain a concentration of investments in high quality liquid securities, which management believes will provide sufficient liquidity to meet extraordinary claims payments should the need arise. Additionally, we maintain a $310.0 million credit facility to meet additional capital requirements, if necessary.

CASH FLOWS

Cash flows from operating activities for 2002 were $778.4 million, which principally consisted of net income, prior to dividends to preference shareholders, of $377.0 million, plus $231.2 million for increases to net reserves for claims and claim expenses, plus $186.1 million for increases in reserves for unearned premiums. The 2002 cash flows from operations were primarily utilized to invest in fixed income securities.


                                                                              31
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

We have generated cash flows from operations in 2002, 2001 and 2000 significantly in excess of our operating commitments. To the extent that capital is not utilized in our reinsurance or individual risk segments, we will consider using such capital to invest in new opportunities.

Because a large portion of the coverages we provide typically can produce losses of high severity and low frequency, it is not possible to accurately predict our future cash flows from operating activities. As a consequence, cash flows from operating activities may fluctuate, perhaps significantly, between individual quarters and years.

RESERVES FOR CLAIMS AND CLAIM EXPENSES

As discussed in the "Summary of Critical Accounting Policies and Estimates," for insurance and reinsurance companies, the most significant judgment made by management is the estimation of the claims and claim expense reserves. Because of the variability and uncertainty associated with loss estimation, it is possible that our individual case reserves for each catastrophic event are incorrect, possibly materially.

A large portion of our coverages provide protection from natural and man-made catastrophes which are generally infrequent, but can be significant, such as losses from hurricanes and earthquakes. Because loss events to which we are exposed can be characterized by low frequency but high severity, our claims and claim expense reserves will normally fluctuate, sometimes materially, based upon the occurrence of a significant natural or man-made catastrophic loss for which we provide reinsurance. Our claims reserves will also fluctuate based on the payments we make for these large loss events. The timing of our payments on loss events can be affected by the event causing the loss, the location of the loss, and whether our losses are from policies with insurers or reinsurers.

During 2002, we increased our specialty reinsurance and individual risk gross written premiums (See "Premiums"). The addition of these lines of business adds additional uncertainty to our claims reserving process and our claims reserve estimates as the reporting of information, the setting of initial reserves and the loss settlement process for these lines of business vary from our traditional property catastrophe line of business.

For our reinsurance and individual risk operations, our estimates of claims reserves include case reserves reported to us as well as our estimate of losses incurred but not reported ("IBNR") to us. Our case reserve and our estimates for IBNR reserves are based on 1) claims reports from insureds, 2) our underwriters' experience in setting claims reserves, 3) the use of computer models where applicable and 4) historical industry claims experience. Where necessary, we will also use statistical and actuarial methods to estimate ultimate expected claims and claim expenses. We review our claims reserves on a regular basis. As of December 31, 2002, 2001 and 2000, included in our claims and claim expense reserves were IBNR reserves of $462.9 million, $286.7 million and $228.8 million, respectively.

CAPITAL RESOURCES

Our total capital resources at December 31, 2002 and 2001 were as follows:

--------------------------------------------------------------------------------
  At December 31,                                         2002         2001
  -------------------------------------------------------------------------
  (In thousands)

  Common shareholders' equity                       $1,492,035   $1,075,024
  8.1% Series A Preference Shares                      150,000      150,000
  -------------------------------------------------------------------------
  Total shareholders' equity                         1,642,035    1,225,024

  7.00% Senior Notes                                   150,000      150,000
  8.54% Capital Securities                              84,630       87,630
  DaVinci revolving credit facility - borrowed         100,000         --
  Revolving credit facility - unborrowed               310,000      310,000
  Term and revolving loan facility                      25,000       33,500
  -------------------------------------------------------------------------
  Total capital resources                           $2,311,665   $1,806,154
  -------------------------------------------------------------------------
--------------------------------------------------------------------------------

32
RenaissanceRe Holdings Ltd. | Annual Report 2002

During 2002, our capital resources increased primarily as a result of three items: 1) our net income of $364.8 million; 2) an increase in unrealized gains on our investment portfolio to $95.2 million ($16.3 million as of December 31, 2001), $36.1 million of which related to our investment in Platinum (See Investments); and 3) the borrowing of the full $100 million available under DaVinci's revolving credit facility.

On April 19, 2002, DaVinci entered into a credit agreement providing for a $100 million committed revolving credit facility. On May 10, 2002, DaVinci borrowed the full $100 million available under this facility to repay $100 million of bridge financing provided by RenaissanceRe. Neither RenaissanceRe nor Renaissance Reinsurance is a guarantor of this facility and the lenders have no recourse against us or our subsidiaries other than DaVinci under this facility. Pursuant to the terms of the $310.0 million facility maintained by RenaissanceRe, a default by DaVinci in its obligations will not result in a default under the RenaissanceRe facility.

Although we own a minority of the economic interest of DaVinci, we control a majority of its outstanding voting rights and, accordingly, DaVinci is consolidated in our financial statements; as a result, the replacement of $100 million of debt from RenaissanceRe with $100 million of debt from a third party has caused our reported consolidated debt to increase by $100 million. As of December 31, 2002, the full amount was outstanding under this facility. Interest rates on the facility are based on a spread above LIBOR, and averaged approximately 2.63% during 2002. The credit agreement contains certain covenants requiring DaVinci to maintain a debt to capital ratio of 30% or below and a minimum net worth of $230 million. As at December 31, 2002, DaVinci was in compliance with the covenants of this agreement.

With the increased opportunities to grow our business, we also decided to materially increase our capital resources through the following activities:

1. In October 2001, we issued 2.5 million common shares for net proceeds of $233 million.

2. In November 2001, we raised $145 million in net proceeds through the issuance of 6,000,000 $1.00 par value Series A Preference Shares at $25.00 per share. The shares are non-convertible and may be redeemed at $25.00 per share on or after November 19, 2006. Dividends are cumulative from the date of original issuance and are payable quarterly in arrears at 8.1% when, if, and as, declared by our Board of Directors. Under certain circumstances, such as amalgamations and changes to Bermuda law requiring approval of the holders of our preference shares to vote as a single class, we may redeem the shares prior to November 19, 2006 at $26.00 per share. The preference shares have no stated maturity and are not convertible into any of our other securities.

3. In July 2001, we issued $150 million of 7% Senior Notes due July 2008. We used a portion of the proceeds to repay $16.5 million of outstanding amounts under our $310 million revolving credit and term loan agreement. We can redeem the notes prior to maturity subject to payment of a "make-whole" premium; however, we currently have no intentions of calling the notes. The notes, which are senior obligations, pay interest semi-annually and contain various covenants, including limitations on mergers and consolidations, restriction as to the disposition of stock of designated subsidiaries and limitations on liens on the stock of designated subsidiaries.

In October 2001 we formed DaVinci, and raised $300 million of outside capital ($275 million as of December 31, 2001). We also utilized $200 million of our own capital in the formation of DaVinci when we contributed $100 million as equity and provided $100 million as bridge financing. The bridge financing was repaid in May 2002 when DaVinci entered into a revolving credit facility, as noted above.

Also, in conjunction with market opportunities, as of December 31, 2002 we increased the capital of Renaissance Reinsurance to $1.1 billion and increased the capital of Glencoe to $325 million.

We maintain a revolving credit and term loan agreement with a syndicate of commercial banks. There was no outstanding balance as of December 31, 2002 and 2001. During the third quarter of 2001, we repaid our borrowings of $16.5 million on this facility. Interest rates on the facility are based on a spread above LIBOR and averaged 5.45% during 2001. If we were to borrow under this agreement, the agreement contains certain financial covenants including requirements that consolidated debt to capital does not exceed a ratio of 0.35:1; consolidated net worth must exceed the greater of $175.0 million or 125% of consolidated debt; and 80% of invested assets must be rated BBB- by S&P or Baa3 by Moodys Investor Service or better.

                                                                              33
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

Our subsidiary, Renaissance U.S. Holdings ("Renaissance U.S."), has a $10.0 million term loan and $15.0 million revolving loan facility with a syndicate of commercial banks. Interest rates on the facility are based upon a spread above LIBOR, and averaged 2.35% during 2002, compared to 4.71% during 2001. The related agreements contain certain financial covenants, including a covenant that RenaissanceRe, as principal guarantor, maintain a ratio of liquid assets to debt service of 4:1. The term loan and revolving credit facility has a mandatory repayment provision of $25 million in June 2003. During 2002, Renaissance U.S. repaid the third installment of $8.5 million in accordance with the terms of the loan. Renaissance U.S. was in compliance with all the covenants of this term loan and revolving loan facility as at December 31, 2002.

Our subsidiary, RenaissanceRe Capital Trust has issued capital securities which pay cumulative cash distributions at an annual rate of 8.54%, payable semi-annually. During 2002, RenaissanceRe repurchased $3.0 million of the Capital Securities. No Capital Securities were repurchased in 2001. RenaissanceRe has repurchased an aggregate $15.4 million of the Capital Securities since their issuance in 1997. The sole asset of the Trust consists of our junior subordinated debentures in an amount equal to the outstanding capital securities. The Indenture relating to these junior subordinated debentures contains certain covenants, including a covenant prohibiting us from the payment of dividends if we are in default under the Indenture. We were in compliance with all of the covenants of the Indenture at December 31, 2002. The Capital Trust securities mature on March 1, 2027. Generally Accepted Accounting Principles do not allow these securities to be classified as a component of shareholders' equity, therefore, they are recorded as minority interest.

Under the terms of certain reinsurance contracts, we may be required to provide letters of credit to reinsureds in respect of reported claims and/or unearned premiums. At December 31, 2002, we had outstanding letters of credit aggregating $223.1 million, compared to $125.8 million in 2001. Also, in connection with our Top Layer Re joint venture we have committed $37.5 million of collateral to support a letter of credit. Our principal facility is a $385 million secured facility which accepts as collateral shares issued by our subsidiary Renaissance Investment Holdings Ltd., or "RIHL". Our participating operating subsidiaries and our managed joint ventures have pledged (and must maintain) RIHL shares issued to it with a sufficient collateral value to support its obligations under the facility, including reimbursement obligations for outstanding letters of credit. The participating subsidiaries also have the option to post alternative forms of collateral. In addition, each participating subsidiary and joint venture must maintain additional unpledged RIHL shares at least equal to 15% of its facility usage, and in the aggregate total unpledged RIHL shares must be maintained at least equal to 15% of all of the outstanding RIHL shares, for liquidity purposes, in addition to those pledged to support the facility. In the case of a default under the facility, or in other circumstances in which the rights of our lenders to collect on their collateral may be impaired, the lenders are granted broad enforcement powers under the facility agreements, in accordance with and subject to its terms. Upon the occurence of certain events (including events of default) specified in the facility, the collateral agent acting on behalf of the lenders is permitted to redeem pledged shares and convert the collateral into cash or eligible marketable securities. The redemption of shares by the collateral agent takes priority over any pending redemption of unpledged shares by us or other holders.

In order to encourage employee ownership of common shares, we have guaranteed certain loan and pledge agreements between certain employees and Bank of America, Illinois ("BofA"). Pursuant to the terms of this employee credit facility, BofA has agreed to loan the participating employees up to an aggregate of $25.0 million. The balance outstanding at December 31, 2002 was $22.9 million, compared to $24.1 million in 2001. Each loan under this employee credit facility is required to be initially collateralized by the respective participating employee with common shares or other collateral acceptable to BofA. If the value of the collateral provided by a participating employee subsequently decreases, the participating employee is required to contribute additional collateral in the amount of such deficiency, failing which BofA can accelerate the loan and liquidate the remaining collateral. Loans under this employee credit facility are otherwise non-recourse to the participating employees. Given the level of collateral, we do not presently anticipate that we will be required to honor any guarantees under the employee credit facility, although there can be no assurance that we will not be so required in the future. No further loans or draws will be made under this facility. We anticipate the repayment of these loans and the subsequent closure of this facility prior to December 31, 2003.

In January 2003, we issued $100 million of 5.875% Senior Notes due February 15, 2013. The proceeds will be used for general corporate purposes. Interest on the notes is payable on February 15 and August 15 of each year, commencing August 15, 2003. The notes can be redeemed by us prior to maturity subject to payment of a "make-whole" premium; however, we have no current intentions of calling the notes. The notes, which are senior obligations, contain various covenants, including limitations on mergers and consolidations, restriction as to the disposition of stock of designated subsidiaries and limitations on liens on the stock of designated subsidiaries.

34
RenaissanceRe Holdings Ltd. | Annual Report 2002

In February 2003, we issued 4,000,000 Series B Preference Shares at $25 per share. The shares may be redeemed at $25 per share at our option on or after February 4, 2008. Dividends are cumulative from the date of original issuance and are payable quarterly in arrears at 7.3%, commencing June 1, 2003 when, if, and as declared by the Board of Directors. If we submit a proposal to our shareholders concerning an amalgamation or submit any proposal that, as a result of any changes to Bermuda law, requires approval of the holders of our preference shares to vote as a single class, we may redeem the shares prior to February 4, 2008 at $26 per share. The preference shares have no stated maturity and are not convertible into any other of our securities.

SHAREHOLDERS' EQUITY

During 2002, shareholders' equity increased by $417 million to $1.6 billion as of December 31, 2002, from $1.2 billion as of December 31, 2001. The significant components of the change in shareholders' equity included net income from continuing operations of $364.8 million and an increase in our unrealized gains on investments available for sale of $78.9 million, offset by dividends to common and preference shareholders of $51.2 million.

From time to time, we have returned capital to our shareholders through share repurchase programs. The value of the remaining shares authorized under the repurchase programs is $27.1 million. No shares were repurchased during 2002 or 2001. In the future, we may purchase shares under our current authorization, or increase the size of our program. Any such determination will be subject to market conditions and numerous other factors. Under Bermuda law, RenaissanceRe common shares repurchased are normally cancelled and retired.

INVESTMENTS

At December 31, 2002, we held cash and investments totaling $3.1 billion, compared to $2.2 billion in 2001.

The table below shows the aggregate amounts of our invested assets:

--------------------------------------------------------------------------------
At December 31,                                               2002         2001
--------------------------------------------------------------------------------
(In thousands)
Fixed maturities available for sale, at fair value      $2,221,109   $1,282,483
Short-term investments, at cost                            570,497      733,925
Other investments                                          129,918       38,307
Equity investment in reinsurance company, at fair value    120,288         --
Cash and cash equivalents                                   87,067      139,715
--------------------------------------------------------------------------------
Total investments                                       $3,128,879   $2,194,430
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The $934.5 million growth in our portfolio of invested assets for the year ended December 31, 2002 resulted primarily from net cash provided by operating activities of $778.4 million, an addition of $100 million in debt by DaVinci and the increase in the net unrealized appreciation on the available for sale investment portfolio of $78.9 million.

The equity investment in reinsurance company relates to our November 1, 2002 purchase of 3,960,000 common shares of Platinum Underwriters Holdings, Ltd. ("Platinum") in a private placement transaction. In addition, we received a ten-year warrant to purchase up to 2.5 million additional common shares of Platinum for $27.00 per share. We purchased the common shares for an aggregate price of $84.2 million. As at December 31, 2002, we own 9.2% of Platinum's outstanding common shares. We have recorded our investment in Platinum at fair value, and at December 31, 2002 the aggregate fair value was $120.3 million. The aggregate unrealized gain of $36.1 million on the Platinum investment is included in accumulated other comprehensive income, of which $15.9 million represents our estimate of the value of the warrants.

Because we primarily provide coverage for damages resulting from natural and man-made catastrophes, we may become liable for substantial claim payments on short-term notice. Accordingly, our investment portfolio is structured to preserve capital and provide a high level of liquidity which means that the large majority of our investment portfolio contains investments in fixed income securities, such as U.S. Government bonds, corporate bonds and mortgage backed and asset backed securities.

                                                                              35
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

ALTERNATIVE INVESTMENTS

Included in other investments are investments in hedge funds and a fund invested in bank loans of $81.8 million (2001 - $28.4 million) and private equity funds of $14.6 million (2001 - $4.9 million) (collectively "Investment Funds"). Fair values for our investments in such Investment Funds are established on the basis of the net valuation criteria established by the managers of such Investment Funds. These net valuations are determined based upon the valuation criteria established by the governing documents of such Investment Funds. Such valuations may differ significantly from the values that would have been used had ready markets existed for the shares of the Investment Funds. Realized and unrealized gains and losses on Investment Funds are included as a component of net investment income.

We have committed capital to private equity funds of $54.0 million, of which $14.4 million has been contributed as at December 31, 2002.

Our current investment guidelines call for the invested asset portfolio, which includes investments available for sale and short term investments to have at least an average AA rating as measured by Standard & Poor's Ratings Group. At December 31, 2002, our invested asset portfolio had a dollar weighted average rating of AA, an average duration of 2.25 years and an average yield to maturity of 3.09%.

CATASTROPHE LINKED INSTRUMENTS

We have assumed risk through catastrophe and derivative instruments under which losses could be triggered by an industry loss index or geological or physical variables. During 2002, 2001 and 2000 we recorded income or recoveries on non-indemnity catastrophe index transactions of $7.2 million, and a loss of $4.6 million and nil, respectively. We report these recoveries in other income. We cannot provide assurances that this performance will continue.

MARKET SENSITIVE INSTRUMENTS

Our investment portfolio includes investments whose market values will fluctuate with changes in interest rates. The aggregate hypothetical loss generated from an immediate adverse parallel shift in the treasury yield curve of 100 basis points would cause a decrease in total return of 2.25%, which equated to a decrease in market value of approximately $62.8 million on a portfolio valued at $2,791.6 million at December 31, 2002. At December 31, 2001, the decrease in total return would have been 1.9%, which equated to a decrease in market value of approximately $41.0 million on a portfolio valued at $2,156.1 million. The foregoing reflects the use of an immediate time horizon, since this presents the worst-case scenario. Credit spreads are assumed to remain constant in these hypothetical examples.

CURRENCY

Our functional currency is the U.S. dollar. We write a substantial portion of our business in currencies other than U.S. dollars and may, from time to time, experience exchange gains and losses and incur underwriting losses in currencies other than U.S. dollars, which will in turn affect our consolidated financial statements.

Our current foreign currency policy is to hold foreign currency assets, including cash and receivables, that approximate the net monetary foreign currency liabilities, including claims and claim expense reserves and reinsurance balances payable. All changes in the exchange rates are recognized currently in our statement of income. When necessary we will seek to hedge our exposure to foreign currency transactions through the use of options, swaps and/or forward contracts. As of December 31, 2002, we did not have any outstanding options, swaps or forward contracts related to foreign currency exposure.

36
RenaissanceRe Holdings Ltd. | Annual Report 2002

EFFECTS OF INFLATION

The potential exists, after a catastrophe loss, for the development of inflationary pressures in a local economy. The anticipated effects on us are considered in our catastrophe loss models. The effects of inflation are also considered in pricing and in estimating reserves for unpaid claims and claim expenses. The actual effects of inflation on our results cannot be accurately known until claims are ultimately settled.

OFF BALANCE SHEET AND SPECIAL PURPOSE ENTITY ARRANGEMENTS

As of December 31, 2002, we have not entered into any off-balance sheet arrangements, as defined by Item 303 (a)(4) of Regulation S-K.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard ("SFAS") 142, "Goodwill and Other Intangible Assets." See "Results of Operations - Cumulative Effect of a Change in Accounting Principle - Goodwill," above.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"), which amends SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and provides transitional disclosure requirements. For the years ended December 31, 2002 and for the prior years, the Company followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock compensation. Effective January 1, 2003, the Company adopted, prospectively, the fair value recognition provisions of SFAS 123 for all stock-based employee compensation granted, modified or settled after January 1, 2003. Under the fair value recognition provisions of SFAS 123, the Company estimates the fair value of employee stock options and other stock-based compensation on the date of grant and amortizes this value as an expense over the vesting period.

In accordance with the transitional disclosure provisions of SFAS 148, the following table sets out the effect on the Company's net income and earnings per share for all reported periods had the compensation cost been calculated based upon the fair value method recommended in SFAS 123:

---------------------------------------------------------------------------------------------------
  Years ended December 31,                                       2002          2001          2000
  -----------------------------------------------------------------------------------------------
  (In thousands, except share and per share data)

  Net income, as reported                                    $364,814      $164,366      $127,228
  add: stock-based employee compensation cost included in
          determination of net income                           8,243         6,387         5,347
  less: fair value compensation cost under SFAS 123            22,307        21,942        23,175
  -----------------------------------------------------------------------------------------------
  Pro-forma net income                                       $350,750      $148,811      $109,400
  -----------------------------------------------------------------------------------------------

  Earnings per share
          Basic - as reported                                $   5.40      $   2.76      $   2.23
          Basic - pro-forma                                  $   5.19      $   2.50      $   1.92

          Diluted - as reported                              $   5.20      $   2.63      $   2.17
          Diluted - pro-forma                                $   5.00      $   2.39      $   1.86
---------------------------------------------------------------------------------------------------

                                                                              37
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

CURRENT OUTLOOK

We believe that there has been a significant dislocation in the insurance and reinsurance markets, due primarily to:

o the increase in demand for insurance and reinsurance protection, and the withdrawal in supply, as a result of the substantial losses stemming from the World Trade Center disaster;

o substantial increases in prior years, loss reserves stemming from asbestos related claims and an increase in losses from other casualty coverages written in the late 1990's and 2000; and

o significant reductions in shareholders' equity of many insurance and reinsurance companies due to the decline in the global equity markets.

Based on the factors above, the financial strength ratings of various insurance and reinsurance companies were reduced during late 2001 and during 2002. Because of these and other factors, we believe that the property catastrophe reinsurance market, the specialty reinsurance market, and the individual risk markets in which we participate, will continue to display strong fundamentals and will provide us with growth opportunities during 2003. Also, because we experienced relatively limited net losses from the World Trade Center disaster and the other events noted above, we believe that we are well positioned to take advantage of these and other potential opportunities during 2003.

Subsequent to the World Trade Center disaster, a substantial amount of capital entered the insurance and reinsurance markets both through investments in established companies and through start-up ventures. Currently, we do not believe that the new capital has offset the widespread underwriting and investment losses sufficiently to cause significant adverse changes to the prevailing pricing structure in the property catastrophe reinsurance market. However, it is possible that the new capital in the market, an environment with continued light catastrophe losses, or other factors could cause a reduction in prices of our products. To the extent that industry pricing of our products does not meet our hurdle rate, we would plan to reduce our future underwriting activities thus resulting in reduced premiums and a reduction in expected earnings from this portion of our business.

The growth in our premiums from the specialty reinsurance and individual risk markets presents us with added operational and management risks for which our historical experience is limited. Accordingly, we plan to continue to expand and enhance our underwriting, risk management and operational capabilities in specialty reinsurance and individual risk to help control the risks associated with these businesses.

We also believe that some of our future opportunities may arise in other lines of business in which we have limited experience, such as certain casualty coverages. If these opportunities come to fruition, they will present us with additional management and operational risks for which we will need to further develop our resources to effectively manage this expansion.

The World Trade Center disaster has caused insurers and reinsurers to seek to limit their potential exposures to losses from terrorism attacks. We often exclude losses from terrorism in the reinsurance coverages that we write, however, we have offered specific coverage for certain terrorism or terrorism related events and, accordingly, we do have potential exposures to this risk. Also, our subsidiary, Glencoe Insurance Ltd., in accordance with recently passed legislation in the United States, is required to offer terrorism insurance to the majority of its customers. Currently, the take-up rate by Glencoe's customers has approximated 2%, however, we can not be certain on what the future take up rates by Glencoe's clients will be. We continue to monitor our aggregate exposure to terrorist attacks.

The cost of our reinsurance protection may increase during 2003. If prices rise to levels at which we believe the purchase of reinsurance protection would become uneconomical, we may retain a greater level of net risk in certain geographic regions or for certain classes of risk. However, depending on market conditions, it is also possible that we will have increased opportunities to purchase reinsurance, resulting in increased levels of ceded premium. In order to obtain longer-term retrocessional capacity, we have entered into multi-year contracts with respect to a portion of our portfolio. We have also begun to enter into quota share type reinsurance relationships from which we generate fees and profit commissions.

NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, us.

38
RenaissanceRe Holdings Ltd. | Annual Report 2002

In particular, statements using words such as "may," "should," "estimate," "expect," "anticipate," "intend," "believe," "predict," "potential," or words of similar import generally involve forward-looking statements. For example, we have included certain forward-looking statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" with regard to trends in results, prices, volumes, operations, investment results, margins, overall market trends, risk management and exchange rates. This Annual Report also contains forward-looking statements with respect to our business and industry, such as those relating to our strategy and management objectives, trends in market conditions, prices, market standing and product volumes, investment results and pricing conditions in the reinsurance and insurance industries.

In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

(1) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our estimates;

(2) a decrease in the level of demand for our reinsurance or insurance business, or increased competition in the industry;

(3) the lowering or loss of one of the financial or claims-paying ratings of ours or one or more of our subsidiaries;

(4) risks associated with implementing our business strategies and initiatives for organic growth, including risks relating to managing that growth;

(5)  acts of terrorism or acts of war;

(6) slower than anticipated growth in our fee-based operations, including risks associated with retaining our existing partners and attracting potential new partners;

(7) changes in economic conditions, including interest and currency rate conditions which could affect our investment portfolio;

(8)  uncertainties in our reserving process;

(9) failures of our reinsurers, brokers or program managers to honor their obligations;

(10) extraordinary events affecting our clients, such as bankruptcies and liquidations, and the risk that we may not retain or replace our large clients in all future periods;

(11) loss of services of any one of our key executive officers;

(12) the passage of federal or state legislation subjecting Renaissance Reinsurance to supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate;

(13) changes in insurance regulations in the United States, including potential challenges to Renaissance Reinsurance's claim of exemption from insurance regulation under current laws;

(14) a contention by the United States Internal Revenue Service that our Bermuda subsidiaries, including Renaissance Reinsurance, are subject to U.S. taxation; and

(15) actions of competitors, including industry consolidation, the launch of new entrants and the development of competing financial products.

The factors listed above should not be construed as exhaustive. Certain of these factors are described in more detail in our filings with the Securities and Exchange Commission, including in our Annual Report on Form 10-K for the year ended December 31, 2002, under the caption "Risk Factors." We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                                                              39
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Management is responsible for the integrity of the consolidated financial statements and other financial information presented in this Annual Report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, applying certain estimates and judgements as required.

The Company's internal controls are designed so that transactions are authorized and executed in accordance with management's authorization, to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard the assets against unauthorized use or disposition. Such controls are based on established policies and procedures and are implemented by qualified personnel with an appropriate segregation of duties.

Ernst & Young, independent auditors, are retained to audit the Company's consolidated financial statements and express their opinion thereon. Their accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States, which includes the consideration of the Company's internal controls and an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. These procedures enable them to obtain a reasonable assurance about whether the financial statements are free of material misstatement and provide a reasonable basis for their opinion.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee. The Audit Committee meets periodically with the independent auditors, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.


/s/ James N. Stanard                    /s/ John M. Lummis
JAMES N. STANARD                        JOHN M. LUMMIS
Chairman and                            Executive Vice President and
Chief Executive Officer                 Chief Financial Officer


REPORT OF INDEPENDENT AUDITORS
To the Board of Directors and Shareholders of RenaissanceRe Holdings Ltd. and Subsidiaries.
--------------------------------------------------------------------------------

We have audited the accompanying consolidated balance sheets of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.


/s/ Ernst & Young
Hamilton, Bermuda
February 4, 2003

40
RenaissanceRe Holdings Ltd. | Annual Report 2002

CONSOLIDATED BALANCE SHEETS


At December 31,                                                                      2002           2001
--------------------------------------------------------------------------------------------------------
(In thousands of United States dollars, except per share amounts)
Assets
Investments and cash
Fixed maturity investments available for sale, at fair value                  $ 2,221,109    $ 1,282,483
        (Amortized cost $2,153,715 and $1,266,188 at December 31, 2002 and 2001, respectively) (Note 3)
Short term investments, at cost                                                   570,497        733,925
Other investments                                                                 129,918         38,307
Equity investment in reinsurance company, at fair value
        (Cost $84,199 at December 31, 2002)                                       120,288           --
Cash and cash equivalents                                                          87,067        139,715
--------------------------------------------------------------------------------------------------------
Total investments and cash                                                      3,128,879      2,194,430
Reinsurance premiums receivable                                                   199,449        102,202
Ceded reinsurance balances                                                         73,360         41,690
Losses recoverable (Note 4)                                                       199,533        217,556
Accrued investment income                                                          25,833         17,696
Deferred acquisition costs                                                         55,853         12,814
Other assets                                                                       62,829         57,264
--------------------------------------------------------------------------------------------------------
Total Assets                                                                  $ 3,745,736    $ 2,643,652
--------------------------------------------------------------------------------------------------------
Liabilities, Minority Interests and Shareholders' Equity
Liabilities
Reserve for claims and claim expenses (Note 5)                                $   804,795    $   572,877
Reserve for unearned premiums                                                     331,985        125,053
Debt (Note 6)                                                                     275,000        183,500
Reinsurance balances payable                                                      146,732        115,967
Other liabilities                                                                  97,013         58,650
--------------------------------------------------------------------------------------------------------
Total Liabilities                                                               1,655,525      1,056,047
--------------------------------------------------------------------------------------------------------
Minority interest - Company obligated, mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated
        debentures of the Company (Note 7)                                         84,630         87,630
Minority interest - DaVinci (Note 7)                                              363,546        274,951

Shareholders' Equity (Note 8)
Series A Preference Shares: $1.00 par value - 6,000,000 shares authorized,
        issued and outstanding at December 31, 2002 and 2001                      150,000        150,000
Common Shares and additional paid-in capital: $1.00 par value - authorized
        225,000,000 shares; issued and outstanding at December 31, 2002 -
        69,749,826 shares  (2001 - 67,892,649 shares)                             320,936        264,623
Unearned stock grant compensation (Note 16)                                       (18,468)       (20,163)
Accumulated other comprehensive income                                             95,234         16,295
Retained earnings                                                               1,094,333        814,269
--------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                      1,642,035      1,225,024
--------------------------------------------------------------------------------------------------------
Total Liabilities, Minority Interests and Shareholders' Equity                $ 3,745,736    $ 2,643,652
--------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.


                                                                              41
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

CONSOLIDATED STATEMENTS OF INCOME



Years Ended December 31,                                                        2002           2001           2000
------------------------------------------------------------------------------------------------------------------
(In thousands of United States dollars, except per share amounts)
Revenues
Gross premiums written                                                   $ 1,173,049    $   501,321    $   433,002
------------------------------------------------------------------------------------------------------------------
Net premiums written                                                     $   923,711    $   339,547    $   293,303
Increase in unearned premiums                                               (162,806)        (6,482)       (25,622)
------------------------------------------------------------------------------------------------------------------
Net premiums earned                                                          760,905        333,065        267,681
Net investment income (Note 3)                                               104,098         75,156         77,868
Net foreign exchange gains (losses)                                            3,861         (1,667)           378
Other income                                                                  32,821         16,244         10,959
Net realized gains (losses) on investments (Note 3)                            8,765         18,096         (7,151)
------------------------------------------------------------------------------------------------------------------
Total Revenues                                                               910,450        440,894        349,735
------------------------------------------------------------------------------------------------------------------
Expenses
Claims and claim expenses incurred (Note 5)                                  289,525        149,917        108,604
Acquisition costs                                                             95,644         45,359         38,530
Operational expenses                                                          49,159         38,603         37,954
Corporate expenses                                                            14,327         11,485          8,022
Interest expense                                                              13,069          7,249         17,167
------------------------------------------------------------------------------------------------------------------
Total Expenses                                                               461,724        252,613        210,277
------------------------------------------------------------------------------------------------------------------
Net income before minority interests, taxes and change in
        accounting principle                                                 448,726        188,281        139,458
Minority interest - Company obligated, mandatorily redeemable capital securities of a subsidiary trust holding solely junior
        subordinated debentures of the Company (Note 7)                       (7,605)        (7,484)        (7,582)
Minority interest - DaVinci (Note 7)                                         (55,051)          (751)          --
------------------------------------------------------------------------------------------------------------------

Net income before taxes and change in accounting principle                   386,070        180,046        131,876
Income tax benefit (expense) (Note 13)                                           115        (14,262)        (4,648)
Cumulative effects of a change in accounting principle                        (9,187)          --             --
------------------------------------------------------------------------------------------------------------------

Net income                                                                   376,998        165,784        127,228
Dividends on Series A Preference Shares                                      (12,184)        (1,418)          --
------------------------------------------------------------------------------------------------------------------

Net income available to Common Shareholders                              $   364,814    $   164,366    $   127,228
------------------------------------------------------------------------------------------------------------------
Earnings per Common Share - basic                                        $      5.40    $      2.76    $      2.23
Earnings per Common Share - diluted                                      $      5.20    $      2.63    $      2.17
------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

42
RenaissanceRe Holdings Ltd. | Annual Report 2002

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31,                                     2002           2001           2000
-----------------------------------------------------------------------------------------------
(In thousands of United States dollars)
Series A Preference Shares
Balance - January 1                                   $   150,000    $      --        $    --
Issuance of shares                                           --          150,000           --
-----------------------------------------------------------------------------------------------
Balance - December 31                                     150,000        150,000           --
-----------------------------------------------------------------------------------------------

Common shares & additional paid-in capital
Balance - January 1                                       264,623         22,999         19,686
Issuance of common stock                                     --          232,525           --
Exercise of stock options & restricted stock awards        10,675         14,652          3,495
Offering expenses                                             (73)        (5,553)           490
Stock dividend                                             45,711           --             --
Repurchase of shares                                         --             --             (672)
-----------------------------------------------------------------------------------------------
Balance - December 31                                     320,936        264,623         22,999
-----------------------------------------------------------------------------------------------

Unearned stock grant compensation
Balance - January 1                                       (20,163)       (11,716)       (10,026)
Net stock grants awarded, cancelled                        (7,607)       (15,653)        (7,215)
Amortization                                                9,302          7,206          5,525
-----------------------------------------------------------------------------------------------
Balance - December 31                                     (18,468)       (20,163)       (11,716)
-----------------------------------------------------------------------------------------------

Accumulated other comprehensive income
Balance - January 1                                        16,295          6,831        (18,470)
Net unrealized gains on securities,
        net of adjustment (see disclosure below)           78,939          9,464         25,301
-----------------------------------------------------------------------------------------------
Balance - December 31                                      95,234         16,295          6,831
-----------------------------------------------------------------------------------------------

Retained earnings
Balance - January 1                                       814,269        682,704        609,139
Net income                                                376,998        165,784        127,228
Dividends paid on Common Shares                           (39,039)       (32,801)       (29,228)
Dividends paid on Preference Shares                       (12,184)        (1,418)          --
Stock dividend                                            (45,711)          --             --
Repurchase of shares                                         --             --          (24,435)
-----------------------------------------------------------------------------------------------
Balance - December 31                                   1,094,333        814,269        682,704
-----------------------------------------------------------------------------------------------

Total Shareholders' Equity                            $ 1,642,035    $ 1,225,024    $   700,818
-----------------------------------------------------------------------------------------------

Comprehensive Income
Net income                                            $   376,998    $   165,784    $   127,228
Other comprehensive income                                 78,939          9,464         25,301
-----------------------------------------------------------------------------------------------
Comprehensive Income                                  $   455,937    $   175,248    $   152,529
-----------------------------------------------------------------------------------------------

Disclosure Regarding Net Unrealized Gains
Net unrealized holding gains arising during year      $    87,704    $    27,560    $    18,150
Net realized losses (gains) included in net income         (8,765)       (18,096)         7,151
-----------------------------------------------------------------------------------------------
Net unrealized gains on securities                    $    78,939    $     9,464    $    25,301
-----------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

                                                                              43
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

CONSOLIDATED STATEMENTS OF CASH FLOWS


Years Ended December 31,                                           2002           2001           2000
-----------------------------------------------------------------------------------------------------
(In thousands of United States dollars)

Cash Flows Provided by Operating Activities:
Net income                                                  $   376,998    $   165,784    $   127,228
Adjustments to reconcile net income to cash
        provided by operating activities:
Depreciation and amortization                                    19,041          3,190            315
Net realized losses (gains) on investments                       (8,765)       (18,096)         7,151
Reinsurance balances, net                                       (60,214)        58,408        (14,346)
Ceded reinsurance balances                                      (21,780)        (4,169)        12,717
Accrued investment income                                        (8,137)        (2,661)        (1,578)
Reserve for unearned premiums                                   186,124         12,513         14,155
Reserve for claims and claim expenses, net                      231,236        119,314         86,033
Minority interest in undistributed net income of DaVinci         55,051            751           --
Other, net                                                        8,872          6,448          9,153
-----------------------------------------------------------------------------------------------------
Net cash provided by operating activities                       778,426        341,482        250,828
-----------------------------------------------------------------------------------------------------

Cash Flows Applied to Investing Activities:
Proceeds from maturities and sales of investments             5,775,865      3,290,264      2,171,484
Purchase of investments available for sale                   (6,727,950)    (3,633,332)    (2,187,007)
Net sales (purchases) of short term investments                 166,428       (720,170)        (1,001)
Equity investment in reinsurance company                        (84,199)          --             --
Acquisition of subsidiary, net of cash acquired                 (23,495)          --             --
-----------------------------------------------------------------------------------------------------
Net cash applied to investing activities                       (893,351)    (1,063,238)       (16,524)
-----------------------------------------------------------------------------------------------------

Cash Flows Provided by (Applied to) Financing Activities:
Issuance of debt                                                100,000        148,868           --
Repayment of debt                                                (8,500)       (16,500)      (200,000)
Minority interests                                               25,000        274,951           --
Dividends paid on Common Shares                                 (39,039)       (32,801)       (29,228)
Dividends paid on Preference Shares                             (12,184)        (1,418)          --
Purchase of Capital Securities                                   (3,000)          --           (1,510)
Issuance (purchase) of Common Shares                               --          232,525        (25,107)
Issuance of Preference Shares                                      --          145,275           --
-----------------------------------------------------------------------------------------------------
Net cash provided by (applied to) financing activities           62,277        750,900       (255,845)
-----------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents            (52,648)        29,144        (21,541)
Cash and Cash Equivalents, Beginning of Year                    139,715        110,571        132,112
-----------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                      $    87,067    $   139,715    $   110,571
-----------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

44
RenaissanceRe Holdings Ltd. | Annual Report 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (amounts in tables expressed in thousands of United States dollars, except per share amounts)

NOTE 1. ORGANIZATION

RenaissanceRe Holdings Ltd. ("RenaissanceRe", or the "Company"), was formed under the laws of Bermuda on June 7, 1993. Through its subsidiaries, the Company provides reinsurance and insurance to a broad range of customers.

o Renaissance Reinsurance Ltd. ("Renaissance Reinsurance") is the Company's principal subsidiary and provides property catastrophe reinsurance coverage to insurers and reinsurers on a worldwide basis. Renaissance Reinsurance also writes specialty reinsurance in certain lines, including such lines as catastrophe-exposed workers' compensation coverage, surety, property per risk, terrorism, aviation and finite reinsurance.

o During the year, the Company renamed its primary segment "individual risk" to more accurately reflect the risk characteristics of this business. The individual risk segment currently provides insurance for commercial and homeowners catastrophe-exposed property business, and also provides reinsurance on a quota share basis. The Company's individual risk operations principally include Glencoe Insurance Ltd. ("Glencoe"), and Stonington Insurance Company ("Stonington").

o The Company also manages property catastrophe reinsurance written on behalf of joint ventures, principally including Top Layer Reinsurance Ltd. ("Top Layer Re") and DaVinci Reinsurance Ltd. ("DaVinci"). The results of DaVinci, and the results of DaVinci's parent, DaVinciRe Holdings Ltd. ("DaVinciRe"), are consolidated in the Company's financial statements (Note
     7). The Company acts as exclusive underwriting manager for these joint ventures in return for fee-based income and profit participation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared on the basis of United States generally accepted accounting principles ("GAAP") and include the accounts of RenaissanceRe and its wholly-owned and majority-owned subsidiaries and DaVinci, which are collectively referred to herein as the "Company." All intercompany transactions and balances have been eliminated on consolidation. Minority interests represent the interests of external parties in respect of net income and shareholders' equity of RenaissanceRe Capital Trust (the "Trust") and DaVinciRe (Note 7).

Use of estimates in financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The most significant judgment made by management is the estimation of claims and claims expense reserves. Other material judgments made by management include the estimates of potential impairments in assets, particularly regarding the collectibility of reinsurance recoverables and the recoverability of deferred tax assets.

Premiums and related expenses

Premiums are recognized as income, net of any applicable retrocessional coverage, over the terms of the related contracts and policies. Premiums written are based on policy and contract terms and include estimates based on information received from both insureds and ceding companies. Subsequent differences arising on such estimates are recorded in the period in which they are determined. Reserve for unearned premiums represents the portion of premiums written that relate to the unexpired terms of contracts and policies in force. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.

Acquisition costs, consisting principally of commissions and brokerage expenses incurred at the time a contract or policy is issued, are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are limited to their estimated realizable value based on the related unearned premiums. Anticipated claims and claim expenses, based on historical and current experience, and anticipated investment income related to those premiums are considered in determining the recoverability of deferred acquisition costs.

Reinsurance

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The Company evaluates the financial condition of its reinsurers through internal evaluation by senior management. For retroactive reinsurance contracts, the amount by which liabilities associated with the reinsured policies exceed the amount paid for reinsurance coverage is deferred and amortized into income using the recovery method.

                                                                              45
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Claims and claim expenses

The reserve for claims and claim expenses includes estimates for unpaid claims and claim expenses on reported losses as well as an estimate of losses incurred but not reported. The reserve is based on individual claims, case reserves and other reserve estimates reported by insureds and ceding companies as well as management estimates of ultimate losses. Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled. Also, the Company has recently increased its specialty reinsurance and individual risk premiums, but does not have the benefit of a significant amount of its own historical experience in these lines of business. Accordingly, the setting and reserving for incurred losses in these lines of business could be subject to greater variability.

Ultimate losses may vary materially from the amounts provided in the consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in the consolidated statement of income in the period in which they become known and are accounted for as changes in estimates.

Investments and cash

Investments in fixed maturities and the equity investment in reinsurance company are classified as available for sale and are reported at fair value. The net unrealized appreciation or depreciation on these investments is included in accumulated other comprehensive income. Investment transactions are recorded on the trade date with balances pending settlement reflected in the balance sheet as a component of other assets or other liabilities.

Realized gains or losses on the sale of investments are determined on the basis of the specific identification method and include adjustments to the cost basis of investments for declines in value that are considered to be other-than-temporary. Net investment income includes interest and dividend income together with amortization of market premiums and discounts and is net of investment management and custody fees. The amortization of premium and accretion of discount for fixed maturity securities is computed utilizing the interest method. The effective yield utilized in the interest method is adjusted when sufficient information exists to estimate the probability and timing of prepayments. Fair values of investments are based on quoted market prices, or when such prices are not available, by reference to broker or underwriter bid indications and/or internal pricing valuation techniques.

Short-term investments, which have a maturity of one year or less when purchased, are carried at cost which approximates fair value. Cash equivalents include money market instruments with a maturity of ninety days or less when purchased.

During 2002, the Company changed the classification of certain investments previously reflected as cash and cash equivalents. These investments were reclassified to short-term investments to more appropriately reflect the Company's investment strategy regarding those assets. Prior period comparative information has been reclassified to conform with the current year presentation.

Goodwill

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). In the second quarter of 2002, the Company completed its initial impairment review in compliance with the transition provisions of SFAS 142 and, as a result, the Company decided to reflect goodwill at zero value, the low end of an estimated range of values. In accordance with the provisions of SFAS 142, this is required to be reflected as a cumulative effect of a change in accounting principle in the statement of income and is required to be reflected as if this adjustment was recorded in the first quarter of 2002.

Earnings per share

Basic earnings per share is based on weighted average Common Shares and excludes any dilutive effects of options and restricted stock. Diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock grants.

Foreign exchange

The Company's functional currency is the United States dollar. Revenues and expenses denominated in foreign currencies are translated at the prevailing exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date, which may result in the recognition of exchange gains or losses which are included in the determination of net income.

46
RenaissanceRe Holdings Ltd. | Annual Report 2002

Stock incentive compensation plans

For the years ended December 31, 2002 and for the prior years, the Company followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock compensation. Effective January 1, 2003, the Company adopted, prospectively, the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), for all stock-based employee compensation granted, modified or settled after January 1, 2003. Under the fair value recognition provisions of SFAS 123, the Company estimates the fair value of employee stock options and other stock-based compensation on the date of grant and amortizes this value as an expense over the vesting period.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", ("SFAS 148"), which amends SFAS 123 and provides transitional disclosure requirements. In accordance with the transitional disclosure provisions of SFAS 148, the following table sets out the effect on the Company's net income and earnings per share for all reported periods had the compensation cost been calculated based upon the fair value method recommended in SFAS 123:

-------------------------------------------------------------------------------------------------
Years ended December 31,                                         2002          2001          2000
-------------------------------------------------------------------------------------------------
Net income as reported                                       $364,814      $164,366      $127,228
add: stock-based employee compensation cost included in
    determination of net income                                 8,243         6,387         5,347
less: fair value compensation cost under SFAS 123              22,307        21,942        23,175
-------------------------------------------------------------------------------------------------

Pro-forma net income                                         $350,750      $148,811      $109,400
-------------------------------------------------------------------------------------------------

Earnings per share
    Basic - as reported                                      $   5.40      $   2.76      $   2.23
    Basic - pro-forma                                        $   5.19      $   2.50      $   1.92

    Diluted - as reported                                    $   5.20      $   2.63      $   2.17
    Diluted - pro-forma                                      $   5.00      $   2.39      $   1.86
-------------------------------------------------------------------------------------------------

Taxation

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance against the deferred tax asset is provided for, if and when, the Company believes that a portion of the deferred tax asset may not be realized in the near term.

NOTE 3. INVESTMENTS

The amortized cost, fair value and related unrealized gains and losses on fixed maturity investments are as follows:

-------------------------------------------------------------------------------------------------
At December 31, 2002
                                                     Gross            Gross
                                  Amortized        Unrealized      Unrealized        Fair
                                      Cost           Gains           Losses          Value
-------------------------------------------------------------------------------------------------
U.S. treasuries and agencies      $  644,826      $   14,647      $     (122)      $  659,351
Corporate securities                 536,053          29,235          (3,943)         561,345
Non-U.S. government bonds            367,638          13,507          (1,473)         379,672
Asset-backed securities              312,647           6,567            (105)         319,109
Mortgage-backed securities           292,551           9,106             (25)         301,632
-------------------------------------------------------------------------------------------------
Total investments                 $2,153,715      $   73,062      $   (5,668)      $2,221,109
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


                                                                              47
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

----------------------------------------------------------------------------------------------
At December 31, 2001
                                                       Gross          Gross
                                      Amortized      Unrealized     Unrealized         Fair
                                         Cost           Gains         Losses           Value
----------------------------------------------------------------------------------------------
U.S. treasuries and agencies          $  272,698     $    3,972     $     (774)     $  275,896
Corporate securities                     339,374          7,534         (4,199)        342,709
Non-U.S. government bonds                160,732          5,399           (760)        165,371
Asset-backed securities                  292,175          3,804         (1,188)        294,791
Mortgage-backed securities               201,209          3,196           (689)        203,716
----------------------------------------------------------------------------------------------
Total investments                     $1,266,188     $   23,905     $   (7,610)     $1,282,483
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Contractual maturities of fixed maturity securities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------------------
At December 31, 2002
                                                Amortized         Fair
                                                   Cost           Value
--------------------------------------------------------------------------------
Due in less than one year                      $   23,102      $   23,203
Due after one through five years                1,078,572       1,107,899
Due after five through ten years                  337,759         350,275
Due after ten years                               109,084         118,991
Mortgage-backed securities                        292,551         301,632
Asset-backed securities                           312,647         319,109
--------------------------------------------------------------------------------
Total investments                              $2,153,715      $2,221,109
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Investment income

The components of net investment income are as follows:

--------------------------------------------------------------------------------
Years Ended December 31,                 2002          2001          2000
--------------------------------------------------------------------------------
Fixed maturities                     $ 91,784      $ 65,168      $ 62,588
Short term investments                 11,137         7,785         6,213
Cash and cash equivalents               3,238         3,285        10,858
Other investments                       1,029           955          --
--------------------------------------------------------------------------------
                                      107,188        77,193        79,659
Investment expenses                     3,090         2,037         1,791
--------------------------------------------------------------------------------
Net investment income                $104,098      $ 75,156      $ 77,868
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


The analysis of realized gains (losses) and the change in unrealized gains (losses) on investments is as follows:

--------------------------------------------------------------------------------
Years Ended December 31,                         2002        2001        2000
--------------------------------------------------------------------------------
Gross realized gains                         $ 70,815    $ 78,247    $ 11,173
Gross realized losses                         (62,050)    (60,151)    (18,324)
--------------------------------------------------------------------------------
Net realized gains (losses) on investments      8,765      18,096      (7,151)
Unrealized gains                               78,939       9,464      25,301
--------------------------------------------------------------------------------
Total realized and unrealized gains
        on investments                       $ 87,704    $ 27,560    $ 18,150
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

At December 31, 2002 approximately $29.7 million (2001 - $12.1 million) of cash and investments at fair value were on deposit with, or in trust accounts for the benefit of, various regulatory authorities as required by law.

48
RenaissanceRe Holdings Ltd. | Annual Report 2002

Alternative investments

Included in other investments are investments in hedge funds and a fund invested in bank loans totaling $81.8 million (2001 - $28.4 million) and private equity funds of $14.6 million (2001 - $4.9 million) (collectively "Investment Funds"). Fair values for the Company's investments in such Investment Funds are established on the basis of the net valuation criteria established by the managers of such Investment Funds. These net valuations are determined based upon the valuation criteria established by the governing documents of such Investment Funds. Such valuations may differ significantly from the values that would have been used had ready markets existed for the shares of the Investment Funds. Realized and unrealized gains and losses on Investment Funds are included as a component of net investment income.

The Company has committed capital to private equity funds of $54.0 million, of which $14.4 million has been contributed as at December 31, 2002.

Equity investment in reinsurance company

On November 1, 2002, the Company purchased 3,960,000 common shares of Platinum Underwriters Holdings, Ltd. ("Platinum") in a private placement transaction and received ten-year warrants to purchase up to 2.5 million additional common shares of Platinum for $27.00 per share. The Company purchased the common shares and warrants for an aggregate purchase price of $84.2 million. As at December 31, 2002, the Company owns 9.2% of Platinum's outstanding common shares. The Company records its investment in Platinum at fair value, and at December 31, 2002 the aggregate fair value was $120.3 million. The aggregate unrealized gain of $36.1 million is included in accumulated other comprehensive income.

Derivatives related to physical variables

The Company has assumed and ceded risk through catastrophe linked securities and derivative instruments under which losses or recoveries are triggered by an industry loss index or geological or physical variables. During 2002, 2001 and 2000, the Company recognized gains (losses) on these contracts of $7.2 million, a loss of $4.6 million, and nil, respectively, which are included in other income.

NOTE 4. CEDED REINSURANCE

The Company utilizes reinsurance to reduce its exposure to large losses. The Company currently has in place contracts that provide for recovery of a portion of certain claims and claim expenses from reinsurers in excess of various retentions and loss warranties. The Company would remain liable to the extent that any reinsurance company fails to meet its obligations. The earned reinsurance premiums ceded were $218.0 million, $155.7 million and $149.8 million for 2002, 2001 and 2000, respectively.

Other than loss recoveries, certain of the Company's ceded reinsurance contracts also provide for recoveries of additional premiums, reinstatement premiums and lost no claims bonuses, which are incurred when losses are ceded to reinsurance contracts. Total recoveries netted against premiums and claims and claim expenses incurred were $63.0 million, $160.4 million and $52.0 million for 2002, 2001 and 2000, respectively. As of December 31, 2002, the Company has recorded a $7.8 million valuation allowance against losses recoverable (2001 - $7.5 million).

Included in losses recoverable as of December 31, 2002 are recoverables of $10.0 million (2001 - $14.4 million) which relate to a retroactive reinsurance contract entered into by Stonington. SFAS 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," requires that adverse development of the reserves covered by this contract be reflected in the Company's statement of income when the adverse development becomes known. However, the offsetting recovery under the contract is required to be deferred and recognized into income, as a reduction to claims and claim expenses as payments are received from the reinsurer. The balance of the deferred recovery as of December 31, 2002 was $5.6 million (2001 - $8.4 million).

NOTE 5. RESERVE FOR CLAIMS AND CLAIM EXPENSES

For the Company's reinsurance operations, estimates of claims and claim expenses are based in part upon the estimation of claims resulting from catastrophic events. Estimation by the Company of claims resulting from catastrophic events is inherently difficult because of the potential severity of property catastrophe claims. Additionally, the Company has recently increased its individual risk and specialty reinsurance premiums but does not have the benefit of a significant amount of its own historical experience in these lines. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

                                                                              49
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For both the Company's reinsurance and individual risk operations, the Company uses statistical and actuarial methods to estimate ultimate expected claims and claim expenses. The period of time from the reporting of a loss to the Company and the settlement of the Company's liability may be several years. During this period, additional facts and trends will be revealed. As these factors become apparent, case reserves will be adjusted, sometimes requiring an increase or decrease in the overall reserves of the Company, and at other times requiring a reallocation of incurred but not reported ("IBNR") reserves to specific case reserves. These estimates are reviewed regularly, and such adjustments, if any, are reflected in results of operations in the period in which they become known and are accounted for as changes in estimates. Adjustments to the Company's claims and claim expense reserves can impact current year net income by either increasing net income if the estimates of prior year claims and claim expense reserves prove to be overstated or by decreasing net income if the estimates of prior year claims and claim expense reserves prove to be insufficient.

Activity in the liability for unpaid claims and claim expenses is summarized as follows:

---------------------------------------------------------------------------------------
Years Ended December 31,                                 2002         2001         2000
---------------------------------------------------------------------------------------
Net reserves as of January 1                        $ 355,321    $ 237,014    $ 174,913
Net reserves assumed in acquisition of subsidiary      33,579         --           --

Net incurred related to:
Current year                                          291,520      165,914      100,168
Prior years                                            (1,995)     (15,997)       8,436
---------------------------------------------------------------------------------------
Total net incurred                                    289,525      149,917      108,604
---------------------------------------------------------------------------------------

Net paid related to:
Current year                                           10,017       20,470       12,545
Prior years                                            63,146       11,140       33,958
---------------------------------------------------------------------------------------
Total net paid                                         73,163       31,610       46,503
---------------------------------------------------------------------------------------

Total net reserves as of December 31                  605,262      355,321      237,014
Losses recoverable as of December 31                  199,533      217,556      166,597
---------------------------------------------------------------------------------------
Total gross reserves as of December 31              $ 804,795    $ 572,877    $ 403,611
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

The prior year favorable development in 2001 was due primarily to net additional recoveries on 1999 property catastrophe loss events. The prior year adverse development in 2000 was due primarily to adverse development on the 1999 losses related to the European storms. The Company's total gross reserve for IBNR claims was $462.9 million as of December 31, 2002 (2001 - $286.7 million).

Claims and claim expenses incurred were reduced by $15.0 million during 2002 (2001-nil) related to income earned on an assumed reinsurance contract that is classified as an underwriting-risk only deposit contract. A deposit liability of $103.0 million is included in reinsurance balance payable at December 31, 2002 (2001-$80.0 million).

NOTE 6. DEBT

In July 2001, RenaissanceRe issued $150 million of 7% Senior Notes due July 2008. RenaissanceRe used a portion of the proceeds to repay $16.5 million of outstanding amounts under the $310 million revolving credit and term loan agreement. Interest on the notes is payable on January 15 and July 15 of each year. The notes can be redeemed by RenaissanceRe prior to maturity subject to payment of a "make-whole" premium; however, RenaissanceRe has no current intentions of calling the notes. The notes, which are senior obligations of RenaissanceRe, contain various covenants, including limitations on mergers and consolidations, restriction as to the disposition of stock of designated subsidiaries and limitations on liens on the stock of designated subsidiaries. As of December 31, 2002 the fair value of the notes was $164.0 million (2001 - $151.1 million).

On April 19, 2002, DaVinciRe entered into a credit agreement providing for a $100 million committed revolving credit facility. On May 10, 2002, DaVinciRe borrowed the full $100 million available under this facility to repay $100 million bridge financing provided by RenaissanceRe. Neither RenaissanceRe nor Renaissance Reinsurance is a guarantor of this facility and the lenders have no recourse against RenaissanceRe or its subsidiaries other than DaVinciRe under this facility. Pursuant to the terms of the $310.0 million facility maintained by RenaissanceRe, a default by DaVinciRe on its obligations will not result in a default under the RenaissanceRe facility. Although RenaissanceRe owns a minority of the economic interest of DaVinciRe, RenaissanceRe controls a majority of its outstanding voting rights and, accordingly, DaVinciRe is consolidated in the Company's financial statements; as a result, the replacement of $100 million of debt from RenaissanceRe with $100 million of debt from a third party has caused the Company's reported consolidated debt to

50
RenaissanceRe Holdings Ltd. | Annual Report 2002 increase by $100 million. As of December 31, 2002, the full amount was outstanding under this facility. Interest rates on the facility are based on a spread above LIBOR, and averaged approximately 2.63% during 2002. The credit agreement contains certain covenants requiring DaVinciRe to maintain a debt to capital ratio of 30% or below and a minimum net worth of $230 million. As at December 31, 2002, DaVinciRe was in compliance with the covenants of this agreement.

FRenaissanceRe has a $310 million committed revolving credit and term loan agreement with a syndicate of commercial banks. There was no outstanding balance as of December 31, 2002 and 2001. During the third quarter of 2001, RenaissanceRe repaid its borrowings of $16.5 million on this facility. Interest rates on the facility are based on a spread above LIBOR and averaged 5.45% in 2001. If RenaissanceRe were to borrow under this agreement, the agreement contains certain financial covenants including requirements that consolidated debt to capital does not exceed a ratio of 0.35:1; consolidated net worth must exceed the greater of $175 million or 125% of consolidated debt; and 80% of invested assets must be rated BBB- by S&P or Baa3 by Moody's Investor Service or better.

Renaissance U.S. has a $10 million term loan and a $15 million revolving loan facility with a syndicate of commercial banks. Interest rates on the facility are based upon a spread above LIBOR, and averaged 2.35% during 2002 (4.71% in 2001). As of December 31, 2002 the balance outstanding was $25 million (2001 - $33.5 million). The credit agreement contains certain financial covenants, the primary one being that RenaissanceRe be its principal guarantor and maintain a ratio of liquid assets to debt service of 4:1. The term loan and revolving credit facility has a mandatory repayment provision of $25 million in 2003. During 2002, the Company repaid the third installment of $8.5 million in accordance with the terms of the loan. The Company was in compliance with all the covenants of this term loan and revolving loan facility as at December 31, 2002. The fair value of the borrowings approximate the carrying values because such loans reprice frequently.

Interest payments on the above debt totaled $13.1 million, $7.3 million and $17.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 7. MINORITY INTERESTS

Capital Securities

On March 7, 1997 the Company issued $100 million of Company obligated, mandatorily redeemable capital securities of a subsidiary trust holding solely $103,092,783 of the Company's 8.54% junior subordinated debentures due March 1, 2027 ("Capital Securities") issued by the Trust. The Capital Securities pay cumulative cash distributions at an annual rate of 8.54%, payable semi-annually. The Trust is a wholly owned subsidiary of the Company and is consolidated into the Company's consolidated financial statements. The Capital Securities and the related dividends are reflected in the consolidated financial statements as a minority interest. RenaissanceRe's guarantee of the distributions on the Capital Securities issued by the Trust, when taken together with RenaissanceRe's obligations under an expense reimbursement agreement with the Trust, provides full and unconditional guarantee of amounts due on the Capital Securities issued by the Trust.

During 2002, the Company repurchased $3.0 million of the Capital Securities. No Capital Securities were repurchased in 2001. The Company has repurchased an aggregate $15.4 million of the Capital Securities since their issuance in 1997.

DaVinci

In October 2001, the Company formed DaVinciRe with other equity investors. RenaissanceRe owns a minority economic interest in DaVinciRe, however, because RenaissanceRe controls a majority of DaVinciRe's outstanding voting rights, the financial statements of DaVinciRe are included in the consolidated financial statements of the Company. The 75% portion of DaVinciRe's earnings and shareholders' equity held by third parties is recorded in the consolidated financial statements as minority interest.

NOTE 8. SHAREHOLDERS' EQUITY

The aggregate authorized capital of the Company is 325,000,000 shares consisting of 225,000,000 common shares and 100,000,000 preference shares. The Company's 225,000,000 authorized $1.00 par value common shares consist of three separate series with differing voting rights as follows:

----------------------------------------------------------------------------------------------------
At December 31, 2002
                                                            Remaining Authorized         Outstanding
----------------------------------------------------------------------------------------------------
Full Voting Common Shares
   (includes all shares registered and available to the public)   128,620,006             66,200,226
Diluted Voting Class I Common Shares                               10,224,185              3,549,600
Diluted Voting Class II Common Shares                                 185,532                  --
----------------------------------------------------------------------------------------------------
                                                                  139,029,723             69,749,826
----------------------------------------------------------------------------------------------------

                                                                              51
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On October 15, 2001, the Company issued 7.5 million common shares for proceeds, net of fees, discounts and commissions, of approximately $232.5 million. Costs associated with the sale of the shares, totaling approximately $3.2 million, were deducted from the related proceeds. The net amount received in excess of common share par value was recorded in additional paid-in capital.

In November 2001, the Company issued 6,000,000 $1.00 par value Series A Preference Shares at $25.00 per share. The shares may be redeemed at $25.00 per share at the Company's option on or after November 19, 2006. Dividends are cumulative from the date of original issuance and are payable quarterly in arrears at 8.10% when, if, and as declared by the Board of Directors. If the Company submits a proposal to our shareholders concerning an amalgamation or submits any proposal that, as a result of any changes to Bermuda law, requires approval of the holders of our preference shares to vote as a single class, the Company may redeem the shares prior to November 19, 2006 at $26.00 per share. The preference shares have no stated maturity and are not convertible into any other securities of the Company.

The Diluted Voting I Shares and the Diluted Voting II Shares (together the "Diluted Voting Shares") were authorized at a special general meeting of shareholders on December 23, 1996. Subsequent to the authorization, affiliates and other parties related to General Electric Investment Corporation ("GEI") exchanged 17.1 million common shares for 12.6 million Diluted Voting I Shares and 4.5 million Diluted Voting II Shares, and as such are the sole holders of the Diluted Voting I Shares.

The Diluted Voting shareholders vote together with the common shareholders. The Diluted Voting I Shares are limited to a fixed voting interest in the Company of up to 9.9% on most corporate matters. The Diluted Voting shareholders are entitled to the same rights, including receipt of dividends and the right to vote on certain significant corporate matters, and are subject to the same restrictions as the common shareholders. The Company currently does not intend to register or list the Diluted Voting Shares on the New York Stock Exchange.

In February and May of 2000, the Board authorized share repurchase programs of $25.0 million each. The value of the remaining shares authorized under the repurchase programs is $27.1 million. No shares were repurchased during 2002 or 2001. Common shares repurchased by the Company are normally cancelled and retired.

During 2001, GEI completed the sale of 0.9 million and Diluted Voting I Shares, pursuant to shelf registrations on Form S-3. The Diluted Voting I Shares sold by GEI were subsequently converted into common shares.

NOTE 9. EARNINGS PER SHARE

The Company utilizes SFAS 128, "Earnings per Share" to account for its weighted average shares. The numerator in both the Company's basic and diluted earnings per share calculations is identical. The following table sets forth the reconciliation of the denominator from basic to diluted weighted average shares outstanding (in thousands of per share amounts):

--------------------------------------------------------------------------------
Years Ended December 31,                              2002      2001      2000
--------------------------------------------------------------------------------
Weighted average shares - basic                     67,555    59,490    57,102
Per share equivalents of employee
        stock options and restricted shares          2,656     2,901     1,626
--------------------------------------------------------------------------------
        Weighted average shares - diluted           70,211    62,391    58,728
--------------------------------------------------------------------------------

NOTE 10. RELATED PARTY TRANSACTIONS AND MAJOR CUSTOMERS

Other assets include the Company's investment in Top Layer Re of $36.1 million (2001 - $23.4 million), which is 50% owned by Renaissance Reinsurance and is carried using the equity method. The Company's earnings from Top Layer Re totaled $22.3 million for the year ended December 31, 2002 (2001 - $9.7 million) and are included in other income. During 2002 and 2001, the Company also received distributions from Top Layer Re of $9.7 million and $7.5 million, respectively.

During the years ended December 31, 2002, 2001 and 2000, the Company received 71.1%, 76.9%, and 78.3%, respectively, of its reinsurance premium assumed from four reinsurance brokers. Subsidiaries and affiliates of Marsh Inc., the Benfield Group PLC, Willis Faber and AON Re Group accounted for approximately 27.5%, 19.0%, 13.1% and 11.5%, respectively, of the Company's gross premiums written in 2002.

52
RenaissanceRe Holdings Ltd. | Annual Report 2002

NOTE 11. GOODWILL

In connection with the Company's adoption of SFAS 142, the Company wrote-off the balance of its goodwill during the second quarter of 2002, which totaled $9.2 million. As required by SFAS 142, this charge has been reflected in the statement of operations as a cumulative effect of a change in accounting principle. The following table sets forth the effect of goodwill amortization on comparative period earnings:

--------------------------------------------------------------------------------
Years ended December 31,                                       2001       2000
--------------------------------------------------------------------------------
Net income available to common shareholders, as reported   $164,366   $127,228
Add back: goodwill amortization expense                         557        209
--------------------------------------------------------------------------------

Adjusted net income available to common shareholders       $164,923   $127,437
--------------------------------------------------------------------------------

Average common shares outstanding - basic                    59,490     57,102
Average common shares outstanding - diluted                  62,391     58,728

Adjusted per common share data
    Earnings per common share - basic                      $   2.77   $   2.23
    Earnings per common share - diluted                    $   2.64   $   2.17
--------------------------------------------------------------------------------

NOTE 12. DIVIDENDS

Dividends declared and paid on Common Shares amounted to $0.57, $0.53 and $0.50 per common share for the years ended December 31, 2002, 2001, and 2000, respectively.

During the second quarter of 2002, RenaissanceRe effected a three-for-one stock split through a stock dividend of two additional common shares for each common share owned. All of the common share and per common share information provided in these financial statements is as if the stock dividend had occurred for all periods presented.

The total amount of dividends paid to holders of the Common Shares during 2002, 2001 and 2000 was $39.0 million, $32.8 million and $29.2 million, respectively.

NOTE 13. TAXATION

Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. Income from the Company's U.S.-based subsidiaries is subject to taxes imposed by U.S. authorities. Renaissance Reinsurance of Europe is subject to the taxation laws of Ireland.

Income tax (benefit) expense for 2002, 2001 and 2000 is comprised as follows:

--------------------------------------------------------------------------------
Year ended December 31, 2002       Current      Deferred       Total
--------------------------------------------------------------------------------

U.S. federal                       $    --      $  (115)     $  (115)
U.S. state and local                    --           --           --
--------------------------------------------------------------------------------
                                   $    --      $  (115)     $  (115)
--------------------------------------------------------------------------------

Year ended December 31, 2001       Current      Deferred       Total
--------------------------------------------------------------------------------

U.S. federal                       $ 2,369      $11,872      $14,241
U.S. state and local                    21           --           21
--------------------------------------------------------------------------------
                                   $ 2,390      $11,872      $14,262
--------------------------------------------------------------------------------

Year ended December 31, 2000       Current      Deferred       Total
--------------------------------------------------------------------------------

U.S. federal                       $    28      $ 4,602      $ 4,630
U.S. state and local                    18           --           18
--------------------------------------------------------------------------------
                                   $    46      $ 4,602      $ 4,648
--------------------------------------------------------------------------------


                                                                              53
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

--------------------------------------------------------------------------------
At December 31,                                                2002       2001
--------------------------------------------------------------------------------
Deferred tax assets
Allowance for doubtful accounts                             $ 1,683     $ 1,627
Claims reserves, principally due to discounting for tax       1,409       1,071
Retroactive reinsurance gain                                  1,892       2,861
Net operating loss carryforwards                             22,392      19,710
Goodwill                                                      3,924       1,177
Others                                                        1,839         437
--------------------------------------------------------------------------------
                                                             33,139      26,883
--------------------------------------------------------------------------------

Deferred tax liabilities
Other                                                        (1,428)       (480)
--------------------------------------------------------------------------------
Net deferred tax asset before valuation allowance            31,711      26,403
Valuation allowance                                         (27,724)    (22,155)
--------------------------------------------------------------------------------
Net deferred tax asset                                      $ 3,987     $ 4,248
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The net deferred tax asset is included in other assets in the consolidated balance sheet. The net operating loss carryforward of $65.9 million (2001 - $58.5 million) is available to offset regular taxable U.S. income during the carryforward period (through 2022).

During 2002, the Company recorded additions to the valuation allowance of $5.6 million. The Company's deferred tax asset relates primarily to net operating loss carryforwards that are available to offset future taxes payable by the Company's U.S. subsidiaries. Although the net operating losses, which gave rise to a deferred tax asset have a carryforward period through 2022, the Company's U.S. operations did not generate significant taxable income during the year ended December 31, 2002 and prior years. Accordingly, under the circumstances, and until the Company's U.S. operations begin to generate significant taxable income, the Company believes that it is necessary to establish and maintain a valuation allowance against a significant portion of the net deferred tax asset.

NOTE 14. GEOGRAPHIC INFORMATION

Financial information relating to gross premiums by geographic region is as follows:

--------------------------------------------------------------------------------
Years Ended December 31,                     2002         2001         2000
--------------------------------------------------------------------------------
United States and Caribbean            $  332,314   $  180,305   $  145,871
Worldwide                                 169,790       93,474       98,923
Europe                                     86,461       20,414       22,071
Worldwide (excluding U.S.) (1)             56,628       45,111       60,382
Other                                      18,354       22,433        9,559
Australia and New Zealand                   2,127       12,159        8,280
Specialty reinsurance (2)                 247,021       77,468       37,730
--------------------------------------------------------------------------------
Total reinsurance                         912,695      451,364      382,816
Individual risk (3)                       260,354       49,957       50,186
--------------------------------------------------------------------------------
Total gross premiums written           $1,173,049   $  501,321   $  433,002
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The category Worldwide (excluding U.S.) consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross written premiums written to date is predominantly from Europe and Japan.

(2) The category Specialty Reinsurance consists of contracts that are predominantly exposed to U.S. risks, with a small portion of the risks being Worldwide.

(3) The category Individual Risk consists of contracts that are primarily exposed to U.S. risks.

--------------------------------------------------------------------------------
54
RenaissanceRe Holdings Ltd. | Annual Report 2002

NOTE 15. SEGMENT REPORTING

The Company has two reportable segments: reinsurance operations and individual risk operations (formerly primary operations). The reinsurance segment, which includes the results of DaVinci in 2002, primarily provides property catastrophe reinsurance and specialty reinsurance to selected insurers and reinsurers on a worldwide basis. During the year, we renamed our primary segment "individual risk" to more accurately describe the risk characteristics of this business. We define the individual risk segment to include underwriting that involves understanding the characteristics of the original underlying insurance policy. The individual risk segment currently provides insurance for commercial and homeowners' catastrophe-exposed property business, and also provides reinsurance on a quota share basis.

The activities of the Company's Bermuda and U.S. holding companies are the primary contributors to the results reflected outside of the reinsurance and individual risk segments. The pre-tax loss of the holding companies primarily consisted of interest expense on bank loans, minority interests, and realized investment losses on the sales of investments, partially offset by investment income on the assets of the holding companies and, for 2001, income related to the Company's index-based contracts.

Data for the years ended December 31, 2002, 2001 and 2000 was as follows:

----------------------------------------------------------------------------------------------------------------------
Year ended December 31, 2002
----------------------------------------------------------------------------------------------------------------------
                               Reinsurance (1)    Individual Risk (1)       Other     Eliminations (2)         Total
Gross premiums written             $  912,695             $  282,579                       $  (22,225)    $1,173,049
Net premiums written                  696,610                227,101                                         923,711
Income                                308,648                 17,929     $ 38,237                            364,814

Claims and claim expense ratio           37.3%                  43.2%                                           38.1%
Underwriting expense ratio               16.5                   37.5                                            19.0
----------------------------------------------------------------------------------------------------------------------
Combined ratio                           53.8%                  80.7%                                           57.1%
----------------------------------------------------------------------------------------------------------------------

Year ended December 31, 2001
----------------------------------------------------------------------------------------------------------------------
                               Reinsurance (1)    Individual Risk (1)       Other     Eliminations             Total

Gross premiums written             $  451,364             $   49,957                                      $  501,321
Net premiums written                  326,680                 12,867                                         339,547
Income (loss)                         100,655                 (1,469)    $ 65,180                            164,366

Claims and claim expense ratio           46.8%                 (30.9)%                                          45.0%
Underwriting expense ratio               22.2                  149.6                                            25.2
----------------------------------------------------------------------------------------------------------------------
Combined ratio                           69.0%                 118.7%                                           70.2%
----------------------------------------------------------------------------------------------------------------------

Year ended December 31, 2000
----------------------------------------------------------------------------------------------------------------------
                               Reinsurance (1)    Individual Risk (1)       Other     Eliminations             Total

Gross premiums written             $  382,816             $   50,186                                      $  433,002
Net premiums written                  287,941                  5,362                                         293,303
Income (loss)                          85,532                 (2,939)    $ 44,635                            127,228

Claims and claim expense ratio           40.4%                  47.0%                                           40.6%
Underwriting expense ratio               26.8                   98.1                                            28.5
----------------------------------------------------------------------------------------------------------------------
Combined ratio                           67.2%                 145.1%                                           69.1%
----------------------------------------------------------------------------------------------------------------------

(1)  Income (loss) for the Reinsurance and Individual Risk segments represents net underwriting income. Net underwriting income consists of net premiums earned less claims and claims expenses, acquisition costs and operational expenses.

(2)  Represents premium ceded from Individual Risk segment to Reinsurance segment.
----------------------------------------------------------------------------------------------------------------------

With the low level of net earned premium for the individual risk operations of $7.8 million and $6.5 million in 2001 and 2000, respectively, relatively modest adjustments to claims and claim expenses incurred and to operating expenses caused unusual fluctuations in the claims and claim expenses ratio and the underwriting expense ratio of our individual risk operations. The Company does not manage its assets by segment and therefore investment income and total assets are not allocated to the segments.

                                                                                                                     55
                                                                       RenaissanceRe Holdings Ltd. | Annual Report 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. STOCK INCENTIVE COMPENSATION AND EMPLOYEE BENEFIT PLANS

The Company has a stock incentive plan under which all employees of the Company and its subsidiaries may be granted stock options and restricted stock awards. A stock option award under the Company's stock incentive plan allows for the purchase of the Company's common shares at a price that is generally equal to the five day average closing price of the common shares immediately prior to the date of grant. Options to purchase common shares are granted periodically by the Board of Directors, generally vest over four years and generally expire ten years from the date of grant.

The fair value of option grants is estimated on the date of grant using a Black-Scholes option pricing model for pro-forma footnote purposes with the following weighted average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of 1.4%, 1.7% and 1.9%; expected option life of five years for all years; expected volatility of 30%, 31% and 29%; and a risk-free interest rate of 2.7%, 4.8% and 5.0%.

The following is a table of the changes in options outstanding for 2002, 2001 and 2000, respectively:

-------------------------------------------------------------------------------------------------------------------------
                                            Awards          Weighted        Average          Fair
                                        available for        Options        exercise        value of        Range of
                                            grant          outstanding        price          options    exercise prices
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                 3,634,383        4,760,604       $   12.41

Options granted                           (4,770,354)       4,770,354       $   16.34       $  4.50      $11.33 - 24.82
Options forfeited                            226,680         (226,680)      $   14.48
Options exercised                                          (3,235,725)      $   12.91
Shares turned in or withheld               2,188,080
Restricted stock issued                     (710,637)
Restricted stock forfeited                    26,910
-------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2000                   595,062        6,068,553       $   15.50

Options authorized                         2,850,000
Options granted                           (1,500,867)       1,500,867       $   30.61       $  8.56      $21.35 - 33.85
Options forfeited                             97,668          (97,668)      $   18.27
Options exercised                                          (2,195,037)      $   18.44
Shares turned in or withheld               1,346,178
Restricted stock issued                     (716,748)
Restricted stock forfeited                    47,394
-------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2001                 2,718,687        5,276,715       $   18.97

Options authorized                         2,550,000
Options granted                           (2,637,929)       2,637,929       $   39.30       $  6.47      $29.77 - 42.74
Options forfeited                            137,655         (137,655)      $   18.95
Options exercised                                          (3,597,769)      $   22.09
Shares turned in or withheld               2,114,379
Restricted stock issued                     (380,233)
Restricted stock forfeited                    68,660
-------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2002                 4,571,219        4,179,220       $   28.93
-------------------------------------------------------------------------------------------------------------------------

Total options exercisable at
December 31, 2002                                           2,062,886
-------------------------------------------------------------------------------------------------------------------------

56
RenaissanceRe Holdings Ltd. | Annual Report 2002

The Company's 2001 Stock Incentive Plan allows for the issuance of share-based awards, the issuance of restricted common shares, the issuance of reload options for shares tendered in connection with option exercises and a provision in the calculation of shares available for issuance thereunder by deeming the number of shares tendered to or withheld by the Company in connection with certain option exercises to be so available.

The Company has also established a Non-Employee Director Stock Incentive Plan to issue stock options and shares of restricted stock. Under the plan, the total number of shares available for distribution as of December 31, 2002 was 656,700 shares. As of December 31, 2002, the number of options issued to directors and unexercised was 300,000. In 2002, 12,000 options to purchase common shares were granted and 3,132 restricted common shares were granted. In 2001, 12,000 options to purchase common shares and 5,616 restricted common shares were granted. In 2000, 210,000 options to purchase common shares and 9,984 restricted common shares were granted. The options and restricted common shares vest ratably over three years.

The Company has also established an employee stock bonus plan. Under the plan, eligible employees may elect to receive a grant of common shares of up to 50% of their bonus in lieu of cash, with an associated grant from the Company of an equal number of restricted shares. The restricted common shares vest ratably over a four year period. During the restricted period, the employee receives dividends and votes the restricted common shares, but the restricted shares may not be sold, transferred or assigned. In 2002, 2001 and 2000 the Company issued 101,536, 150,660 and 232,026 shares under this plan, respectively, with fair values of $3.9 million, $3.2 million and $2.9 million, respectively. Additionally, in 2002, 2001 and 2000 the Board of Directors granted 278,697, 566,088 and 478,611 restricted shares with a value of $10.7 million, $14.0 million, and $6.3 million to certain employees. The shares granted to these employees vest ratably over a four to five year period. At the time of grant, the market value of the shares awarded under these plans is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to operations over the vesting period. Compensation expense related to these plans was $8.2 million, $7.2 million, and $5.5 million in 2002, 2001 and 2000, respectively.

All of the Company's employees are eligible for defined contribution pension plans. Contributions are primarily based upon a percentage of eligible compensation.

NOTE 17. STATUTORY REQUIREMENTS

Under the Insurance Act 1978, amendments thereto and Related Regulations of Bermuda ("the Act"), certain subsidiaries of the Company are required to prepare statutory financial statements and to file in Bermuda a statutory financial return. The Act also requires these subsidiaries of the Company to maintain certain measures of solvency and liquidity during the period. As at December 31, 2002 the statutory capital and surplus of the Bermuda subsidiaries was $2.0 billion and the amount required to be maintained under Bermuda law was $414.7 million.

Under the Act, Renaissance Reinsurance and DaVinci are classified as Class 4 insurers, and are, therefore, restricted as to the payment of dividends in the amount of 25% of the prior year's statutory capital and surplus, unless at least two members of the Board of Directors attest that a dividend in excess of this amount would not cause the company to fail to meet their relevant margins. During 2002, Renaissance Reinsurance and DaVinci paid aggregate cash dividends of $224.3 million and $3.5 million, respectively.

Under the Act, Glencoe is classified as a Class 3 insurer and Glencoe is also eligible as an excess and surplus lines insurer in a number of states in America. Under the various capital and surplus requirements in Bermuda and in these states, Glencoe is required to maintain a minimum of capital and surplus. In this regard, the declaration of dividends from retained earnings and distributions from additional paid-in capital are limited to the extent that the above requirement is met.

The Company's U.S. insurance subsidiaries are subject to various statutory and regulatory restrictions regarding the payment of dividends. The restrictions are primarily based upon statutory surplus and statutory net income. The U.S. insurance subsidiaries' combined statutory surplus amounted to $25.4 million at December 31, 2002 and the amount required to be maintained was $9.0 million.

                                                                              57
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. COMMITMENTS AND CONTINGENCIES

Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of investments, cash and reinsurance balances. The Company limits the amount of credit exposure to any one financial institution and, except for U.S. Government bonds, none of the Company's investments exceeded 10% of shareholders' equity at December 31, 2002. Concentrations of credit risk with respect to reinsurance balances are limited due to their dispersion across various companies and geographies.

Financial instruments with off-balance sheet risk

The Company's investment guidelines permit, subject to specific approval, investments in derivative instruments such as futures, options and foreign currency forward contracts for purposes other than trading. The Company anticipates that any such investments would be limited to yield enhancement, duration management, foreign currency exposure management or to obtain an exposure to a particular financial market. The Company had no investments in these derivative instruments as of December 31, 2002 and 2001.

Letters of credit

As of December 31, 2002, the Company's bankers have issued letters of credit of approximately $223.1 million in favor of certain ceding companies. Also, in connection with the Top Layer Re joint venture, the Company has committed $37.5 million of collateral in the form of a letter of credit. The letters of credit are secured by cash and investments of similar amounts.

Employment agreements

The Board of Directors has authorized the execution of employment agreements between the Company and certain officers. These agreements provide for severance payments under certain circumstances, as well as accelerated vesting of options and restricted stock grants, upon a change in control, as defined therein and by the Company's 2001 Stock Incentive Plan.

Employee credit facility

In June 1997, the Company executed a credit facility in order to encourage direct, long-term ownership of the Company's shares, and to facilitate purchases of the Company's shares by officers of the Company. Under the terms of the facility, the purchases are financed by personal loans to the officers from the bank. Such loans are collateralized by the shares purchased. The Company guarantees the loans, but has recourse to the collateral if it incurs a loss under the guarantee. Following the adoption of revised rules by the Securities and Exchange Commission in 2002 which prohibit the Company from extending credit to its employees, there have been no further advances of credit to employees under this facility. At December 31, 2002, the bank loans guaranteed by the Company totaled $22.9 million (2001 - $24.1 million). At December 31, 2002, the common shares that collateralize the loans had a fair value of $53.7 million (2001 - $59.2 million). No new loans may be made under this facility and the Company anticipates the repayment of these loans and the subsequent closure of the facility prior to December 31, 2003.

Litigation

The Company is party to various lawsuits arising in the normal course of business. The Company does not believe that any of its pending litigation will have a material impact on its consolidated financial statements.

NOTE 19. SUBSEQUENT EVENTS

In January 2003, the Company issued $100 million of 5.875% Senior Notes due February 15, 2013. The proceeds will be used for general corporate purposes. Interest on the notes is payable on February 15 and August 15 of each year, commencing August 15, 2003. The notes can be redeemed by the Company prior to maturity subject to payment of a "make-whole" premium; however, the Company has no current intentions of calling the notes. The notes, which are senior obligations of the Company, contain various covenants, including limitations on mergers and consolidations, restriction as to the disposition of stock of designated subsidiaries and limitations on liens on the stock of designated subsidiaries.

In February 2003, the Company issued 4,000,000 $1.00 par value Series B Preference Shares at $25 per share. The shares may be redeemed at $25 per share at the Company's option on or after February 4, 2008. Dividends are cumulative from the date of original issuance and are payable quarterly in arrears at 7.3%, commencing June 1, 2003 when, if, and as declared by the Board of Directors. If the Company submits a proposal to our shareholders concerning an amalgamation or submits any proposal that, as a result of any changes to Bermuda law, requires approval of the holders of our preference shares to vote as a single class, the Company may redeem the shares prior to February 4, 2008 at $26 per share. The preference shares have no stated maturity and are not convertible into any other securities of the Company.


58
RenaissanceRe Holdings Ltd. | Annual Report 2002

NOTE 20. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

---------------------------------------------------------------------------------------------------------------------------------
                                      Quarter Ended             Quarter Ended           Quarter Ended            Quarter Ended
                                         March 31,                June 30,               September 30,             December 31,
                                    2002         2001        2002        2001        2002         2001        2002         2001
---------------------------------------------------------------------------------------------------------------------------------
Gross premiums written           $ 460,834    $ 198,208   $ 270,294   $ 122,012   $ 282,597    $ 123,571   $ 159,324    $  57,530
---------------------------------------------------------------------------------------------------------------------------------
Net premiums written             $ 379,096    $ 121,232   $ 198,517   $  92,946   $ 192,687    $  79,030   $ 153,411    $  46,339
---------------------------------------------------------------------------------------------------------------------------------
Net premiums earned              $ 150,308    $  83,900   $ 184,742   $  75,531   $ 191,310    $  79,933   $ 234,545    $  93,701
Net investment income               22,783       17,884      26,364      18,270      26,065       18,738      28,886       20,264
Net foreign exchange
        gains (losses)              (1,950)        (295)      3,650         233         888       (1,051)      1,273         (554)
Other income                         8,129        3,869       8,147       3,901       7,951        1,070       8,594        7,404
Net realized investment
        gains (losses)                 686        7,615       2,968       2,881       7,891        4,978      (2,780)       2,622
---------------------------------------------------------------------------------------------------------------------------------
Total revenues                     179,956      112,973     255,871     100,816     234,105      103,668     270,518      123,437
---------------------------------------------------------------------------------------------------------------------------------
Claims and claim
        expenses incurred           43,118       41,895      73,149      32,315      82,931       46,986      90,327       28,721
Acquisition costs                   18,549       12,545      20,368      10,608      23,802       11,461      32,925       10,745
Operational expenses                10,663        8,512       9,962       9,894       9,616        9,408      18,918       10,789
Corporate expenses                   2,690        1,528       4,688       4,780       3,466        1,366       3,483        3,811
Interest expense                     2,714          864       3,433         683       3,499        2,699       3,423        3,003
---------------------------------------------------------------------------------------------------------------------------------
Total expenses                      77,734       65,344     111,600      58,280     123,314       71,920     149,076       57,069
---------------------------------------------------------------------------------------------------------------------------------
Income before minority interest
        and taxes                  102,222       47,629     114,271      42,536     110,791       31,748     121,442       66,368
Minority interest -
        Capital Securities           1,833        1,847       1,831       1,895       1,759        1,823       2,182        1,919
Minority interest - DaVinci          9,477         --        13,470        --        17,689         --        14,415          751
---------------------------------------------------------------------------------------------------------------------------------
Income before taxes                 90,912       45,782      98,970      40,641      91,343       29,925     104,845       63,698
Income tax benefit (expense)          (596)        (876)        273        (302)        (59)           3         497      (13,087)
---------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of a change in
accounting principle - SFAS 142 -
Goodwill                            (9,187)        --          --          --          --           --          --           --
---------------------------------------------------------------------------------------------------------------------------------
Net income                          81,129       44,906      99,243      40,339      91,284       29,928     105,342       50,611
Dividends on Preference Shares       3,038         --         3,003        --         3,038         --         3,105        1,418
---------------------------------------------------------------------------------------------------------------------------------
Net income to Common
        Shareholders             $  78,091    $  44,906   $  96,240   $  40,339   $  88,246    $  29,928   $ 102,237    $  49,193
---------------------------------------------------------------------------------------------------------------------------------
Earnings per common
        share - basic            $    1.17    $    0.78   $    1.43   $    0.70   $    1.30    $    0.51   $    1.50    $    0.76
Earnings per common
        share - diluted          $    1.12    $    0.74   $    1.37   $    0.67   $    1.26    $    0.49   $    1.45    $    0.73
Weighted average
        shares-basic                66,788       57,681      67,326      57,838      67,865       58,130      68,241       64,317
Weighted average
        shares-diluted              69,787       60,689      70,209      60,454      70,272       60,863      70,574       67,554
Claims and claim expense ratio        28.7%        49.9%       39.6%       42.8%       43.3%        58.8%       38.5%        30.7%
Underwriting expense ratio            19.4         25.1        16.4        27.1        17.5         26.1        22.1         23.0
---------------------------------------------------------------------------------------------------------------------------------
Combined ratio                        48.1%        75.0%       56.0%       69.9%       60.8%        84.9%       60.6%        53.7%
---------------------------------------------------------------------------------------------------------------------------------

                                                                              59
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

GLOSSARY OF SELECTED INSURANCE TERMS

Attachment point         The amount of loss (per occurrence or in the aggregate,
                         as the case may be) above which excess of loss reinsurance becomes operative.

Broker One who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (1) a policy holder and a primary insurer, on behalf of the insured party,
                         (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.

Capacity The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Casualty insurance       Insurance that is primarily concerned with the losses
                         caused by injuries to third persons and their property
                         (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom. Also referred to as liability insurance.

Catastrophe              A severe loss, typically involving multiple claimants.
                         Common perils include earthquakes, hurricanes, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability.


Catastrophe excess       A form of excess of loss reinsurance that, subject to a
of loss reinsurance      specified limit, indemnifies the ceding company for the
                         amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a "catastrophe".

Cede; cedent;            When a party reinsures its liability with another, it
ceding company           "cedes" business and is referred to as the "cedent" or
                         "ceding company."

Claim expenses           The expenses of settling claims, including legal and
                         other fees and the portion of general expenses allocated to claim settlement costs.

Claims and claim         The ratio of claims and claim expenses to net premiums
expense ratio            earned, determined in accordance with either SAP or
                         GAAP.

Claims and               The expenses of settling claims, including legal and
claim expenses           other fees and the portion of general expenses
                         allocated to claim settlement costs (also known as claim adjustment expenses) plus losses incurred with respect to claims.

Claims reserves          Liabilities established by insurers and reinsurers to
                         reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance policies it has issued. Claims reserves consist of reserves established with respect to individual reported claims, and "IBNR" reserves. For reinsurers, loss expense reserves are generally not significant because substantially all of the loss expenses associated with particular claims are incurred by the primary insurer and reported to reinsurers as losses.

Combined ratio           The combined ratio is the sum of the loss and loss
                         expense ratio, the acquisition cost ratio and the general and administrative expense ratio, determined in accordance with U.S. GAAP. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

Excess and surplus       Any type of coverage that cannot be placed with an
lines reinsurance        insurer admitted to do business in a certain
                         jurisdiction. Risks placed in excess and surplus lines markets are often substandard as respects adverse loss experience, unusual, or unable to be placed in conventional markets due to a shortage of capacity.

60
RenaissanceRe Holdings Ltd. | Annual Report 2002

Excess of loss           A generic term describing reinsurance that indemnifies
reinsurance              the reinsured against all or a specified portion of
                         losses on underlying insurance policies in excess of a specified amount, which is called a "level" or "retention." Also known as non-proportional reinsurance. Excess of loss reinsurance is written in layers. A reinsurer or group of reinsurers accepts a layer of coverage up to a specified amount. The total coverage purchased by the cedent is referred to as a "program" and will typically be placed with predetermined reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of a reinsurer's insolvency.

Frequency                The number of claims occurring during a given coverage
                         period.

Funded cover             A form of insurance where the insured pays premiums to
                         a reinsurer to serve essentially as a deposit in order to offset future losses. On a funded cover, there is generally limited or no transfer of risk for catastrophe losses from the insured to the reinsurer.

Generally accepted       Accounting principles as set forth in opinions of the
accounting principles    Accounting Principles Board of the American Institute
("GAAP")                 of Certified Public Accountants and/or statements of
                         the Financial Accounting Standards Board and/or their respective successors and which are applicable in the circumstances as of the date in question. Also referred to as GAAP.

Gross premiums written   Total premiums for insurance written and assumed
                         reinsurance during a given period.

Incurred but not         Reserves for estimated losses that have been incurred
reported ("IBNR")        by insureds and reinsureds but not yet reported to the
                         insurer or reinsurer including unknown future developments on losses which are known to the insurer or reinsurer.

Layer The interval between the retention or attachment point and the maximum limit of indemnity for which a reinsurer is responsible.

Net premiums earned      The portion of net premiums written during or prior to
                         a given period that was actually recognized as income during such period.

Net premiums written     Gross premiums written for a given period less premiums
                         ceded to reinsurers and retrocessionaires during such period.

Premiums The amount charged during the term on policies and contracts issued, renewed or reinsured by an insurance company or reinsurance company.

Property insurance       Insurance or reinsurance that provides coverage to a
or reinsurance           person with an insurable interest in tangible property
                         for that person's property loss, damage or loss of use.

Property per risk        Reinsurance on a treaty basis of individual property
treaty reinsurance       risks insured by a ceding company.

Proportional             A generic term describing all forms of reinsurance in
reinsurance              which the reinsurer shares a proportional part of the
                         original premiums and losses of the reinsured. (Also known as pro rata reinsurance, quota share reinsurance or participating reinsurance.) In proportional reinsurance the reinsurer generally pays the ceding company a ceding commission. The ceding commission generally is based on the ceding company's cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expense) and also may include a profit factor.

Reinstatement premium    The premium charged for the restoration of the
                         reinsurance limit of a catastrophe contract to its full amount after payment by the reinsurer of losses as a result of an occurrence.

                                                                              61
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

GLOSSARY OF SELECTED INSURANCE TERMS


Reinsurance              An arrangement in which an insurance company, the
                         reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.

Retention                The amount or portion of risk that an insurer retains
                         for its own account. Losses in excess of the retention level are paid by the reinsurer. In proportional treaties, the retention may be a percentage of the original policy's limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

Retrocessional           A transaction whereby a reinsurer cedes to another
reinsurance;             reinsurer, the retrocessionaire, all or part of the
retrocessionaire         reinsurance that the first reinsurer has assumed.
                         Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured. Reinsurance companies cede risks to retrocessionaires for reasons similar to those that cause primary insurers to purchase reinsurance: to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.

Risk excess of           A form of excess of loss reinsurance that covers a loss
loss reinsurance         of the reinsured on a single "risk" in excess of its
                         retention level of the type reinsured, rather than to aggregate losses for all covered risks, as does catastrophe excess of loss reinsurance. A "risk" in this context might mean the insurance coverage on one building or a group of buildings or the insurance coverage under a single policy, which the reinsured treats as a single risk.

Specialty lines          Lines of insurance and reinsurance that provide
                         coverage for risks that are often unusual or difficult to place and do not fit the underwriting criteria of standard commercial products carriers.

Submission               An unprocessed application for (i) insurance coverage
                         forwarded to a primary insurer by a prospective policyholder or by a broker on behalf of such prospective policyholder, (ii) reinsurance coverage forwarded to a reinsurer by a prospective ceding insurer or by a broker or intermediary on behalf of such prospective ceding insurer or (iii) retrocessional coverage forwarded to a retrocessionaire by a prospective ceding reinsurer or by a broker or intermediary on behalf of such prospective ceding reinsurer.

Statutory accounting     Recording transactions and preparing financial
principles ("SAP")       statements in accordance with the rules and procedures
                         prescribed or permitted by Bermuda and/or the United
                         States state insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.

Total Managed            The total catastrophe reinsurance premiums written on a
Cat Premium              gross basis by our managed catastrophe joint ventures
                         as well as by our wholly owned subsidiaries.

Underwriting             The insurer's or reinsurer's process of reviewing
                         applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.

Underwriting capacity    The maximum amount that an insurance company can
                         underwrite. The limit is generally determined by the company's retained earnings and investment capital.
                         Reinsurance serves to increase a company's underwriting capacity by reducing its exposure from particular risks.


Underwriting expenses    The aggregate of policy acquisition costs, including
                         commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

62
RenaissanceRe Holdings Ltd. | Annual Report 2002

DIRECTORS AND OFFICERS
RenaissanceRe Holdings Ltd. and Subsidiaries
(as of March 1, 2003)


BOARD OF DIRECTORS
--------------------------------------------------------------------------------------------------------------
James N. Stanard (4)                    Brian R. Hall (1)(2)                 Scott E. Pardee (1)(3)
Chairman of the Board                   Retired                              Alan R. Holmes Professor of
Chief Executive Officer                 Johnson & Higgins                    Monetary Economics
                                                                             Middlebury College
Thomas A. Cooper (2)(4)                 William F. Hecht (2)
TAC Associates                          Chairman                             William I. Riker (3)
                                        PPL Corporation                      President
Edmund B. Greene (1)                                                         Chief Operating Officer
Retired                                 W. James MacGinnitie (3)(4)
General Electric Company                Independent Consultant


Committees of the Board: 1 - Audit 2 - Compensation & Governance 3 - Investment
& Risk Management 4 - Transaction


OFFICERS OF RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------------------------------------

William B. Ashley                       W. Preston Hutchings                 William I. Riker
Chief Operating Officer                 Senior Vice President                President
Glencoe Insurance Ltd.                  Chief Investment Officer             Chief Operating Officer
                                        RenaissanceRe Holdings Ltd.          RenaissanceRe Holdings Ltd.
Ian D. Branagan
Managing Director                       John M. Lummis                       Russell M. Smith
Renaissance Reinsurance of Europe       Executive Vice President             Senior Vice President
                                        Chief Financial Officer              Renaissance Reinsurance Ltd.
Michael W. Cash                         RenaissanceRe Holdings Ltd.
Senior Vice President                                                        James N. Stanard
Renaissance Reinsurance Ltd.            Martin J. Merritt                    Chairman of the Board
                                        Senior Vice President                Chief Executive Officer
Ross A. Curtis                          Controller                           RenaissanceRe Holdings Ltd.
Vice President                          RenaissanceRe Holdings Ltd.
Renaissance Reinsurance Ltd.                                                 Craig W. Tillman
                                        John D. Nichols, Jr.                 Chief Underwriting Officer
David A. Eklund                         President                            Glencoe Insurance Ltd.
President                               Renaissance Underwriting
Chief Underwriting Officer              Managers, Ltd.                       Stephen H. Weinstein
Renaissance Reinsurance Ltd.                                                 Vice President
                                        Kevin J. O'Donnell                   General Counsel
Todd R. Fonner                          Senior Vice President                Corporate Secretary
Vice President                          Renaissance Reinsurance Ltd.         RenaissanceRe Holdings Ltd.
Treasurer
RenaissanceRe Holdings Ltd.             Jonathan D. Paradine                 John R. Wineinger
                                        Vice President                       Vice President
Thomas H. Friedberg                     Renaissance Reinsurance Ltd.         Renaissance Services Ltd.
President
Stonington Insurance Company            Laurence B. Richardson II
                                        Vice President
                                        Renaissance Underwriting
                                        Managers, Ltd.


                                                                              63
                                RenaissanceRe Holdings Ltd. | Annual Report 2002

FINANCIAL AND INVESTOR INFORMATION
RenaissanceRe Holdings Ltd. and Subsidiaries


For copies of the Company's Annual Report, press releases, Forms 10-K and 10-Q or other filings, please visit our website: www.renre.com or contact:
Kekst and Company
437 Madison Avenue
New York, NY 10022
Tel. 212-521-4800

FOR GENERAL INFORMATION ABOUT THE COMPANY CONTACT:
Martin J. Merritt
Senior Vice President
Tel. 441-299-7230
Email: mjm@renre.com


STOCK INFORMATION
The Company's stock is listed on The New York Stock Exchange under the symbol
RNR.

The following table sets forth, for the periods indicated, the high and low closing prices per share of our common shares as reported in composite New York Stock Exchange trading.

                          2002 Price Range          2001 Price Range
                         High          Low         High          Low
--------------------------------------------------------------------------
First Quarter          $ 36.35      $ 28.90      $ 27.95      $ 21.18
Second Quarter           39.65        33.85        25.23        20.83
Third Quarter            39.40        31.30        29.64        22.87
Fourth Quarter           43.24        37.49        34.57        30.47


INDEPENDENT AUDITORS
Ernst & Young
Hamilton, Bermuda


TRANSFER AGENT
Mellon Investor Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
USA
Tel. 1-800-756-3353
www.melloninvestor.com


ADDITIONAL REQUESTS CAN BE DIRECTED TO:
The Company Secretary
RenaissanceRe Holdings Ltd.
Renaissance House
8-12 East Broadway
P.O. Box HM2527
Hamilton HMGX, Bermuda
Tel. 441-295-4513
Fax. 441-292-9453

64
RenaissanceRe Holdings Ltd. | Annual Report 2002